HUDBAY

HUDBAY
HUDBAY
HUDBAY
HUDBAY

AND

MANAGEMENT INFORMATION CIRCULAR

APRIL 06, 2026

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://meetings.lumiconnect.com/400-690-725-785, on Tuesday, May 19, 2026 at 2:00 p.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2025 and December 31, 2024 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated April 6, 2026 (the "Circular").

  Important Notice Regarding the Availability of Proxy Materials for the Meeting

We are using "notice and access" to deliver to shareholders the Circular, Hudbay's audited consolidated financial statements for the years ended December 31, 2025 and 2024 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") by providing electronic access to such documents instead of mailing paper copies.  Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Please be sure to review the Circular before voting.

Should you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com. Paper copies of the Proxy-Related Materials will be made available free of charge. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy-Related Materials were filed on SEDAR+.  If you wish to receive a paper copy of any of these documents before the May 14, 2026 proxy cutoff, please contact TSX Trust Company by May 7, 2026.

  Important Notice Regarding the Virtual Meeting

Hudbay will be holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to attend the Meeting.

Shareholders may vote their common shares online or by mail according to the directions on the form of proxy or voting instruction form, as applicable. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-690-725-785. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who are unable to attend the Meeting are encouraged to complete, date, sign and return their form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders who wish to appoint a person other than the Hudbay representatives identified on the form of proxy or voting instruction form as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.  These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Hudbay's Board of Directors has fixed the close of business on March 30, 2026 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after March 30, 2026 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 14, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. Note that non-registered shareholders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

DATED at Toronto, Ontario this 6th day of April, 2026.

By Order of the Board of Directors

Cheryl Fiebelkorn

Assistant Corporate Secretary

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2026 MANAGEMENT INFORMATION CIRCULAR | 3

LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD

Dear Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Hudbay's virtual annual and special meeting of shareholders that will be held on Tuesday, May 19, 2026 at 2:00 pm (ET).

It has been a little over a year since I became Chair of the Board, and I am very pleased with Hudbay's progress over this period. The resilience of our operations and the team's continued execution of our strategy has positioned the company to deliver strong free cash flow, de-risk our long-term growth pipeline and generate significant returns for our shareholders.

Strong Operating Performance in the Face of External Challenges

Hudbay delivered another successful year in 2025 driven by our resilient operating platform and substantial progress advancing the Copper World project. The year, however, was marked by operational success in the face of adversity. Wildfires and adverse weather conditions in Manitoba and social unrest in Peru resulted in temporary interruptions to our operations. I am extremely proud of the job done by everyone in the organization to keep our people and local communities safe, protect our assets and deliver our consolidated copper and gold production guidance for the year at lower-than-expected cash costs despite these external challenges. It is a testament to the team that 2025 is the 11th consecutive year in which Hudbay achieved our annual consolidated copper production guidance and the 5th consecutive year in which we achieved our annual consolidated gold production guidance.

Secured Premier Joint Venture Partner at Copper World

After receiving the Air Quality Permit for Copper World at the beginning of 2025, we formally launched a minority joint venture process that ultimately resulted in the sale of a 30% interest to Mitsubishi Corporation ("Mitsubishi") for US$600 million. The joint venture partnership with Mitsubishi was announced in August 2025 and closed in January 2026. This is a significant milestone for the Copper World project and we are thrilled to have Mitsubishi as a strategic partner moving forward.

Hudbay has achieved the final key financial elements of its three prerequisites plan for the development of the Copper World project with the closing of the joint venture transaction and the achievement of stated deleveraged balance sheet targets ahead of schedule.

Feasibility study activities for Copper World progressed through 2025 and we currently expect to complete the Definitive Feasibility Study (DFS) by mid-2026, followed by a project sanctioning decision. Copper World will be a significant contributor to the U.S. domestic copper supply chain, and once in production, it will add more than 50% growth to Hudbay's consolidated copper production.

Significant Free Cash Flow Generation and Disciplined Capital Allocation Driving Further Debt Reduction

We delivered another year of record financial performance with revenue of US$2.2 billion, adjusted EBITDA of US$1.1 billion and free cash flow of US$388 million in 2025. We continued to exercise financial discipline across our business and made substantial progress to further reduce our debt levels and strengthen our balance sheet in advance of a Copper World sanctioning decision. Through approximately US$102 million of open market purchases of our senior unsecured notes in 2025, together with strong financial performance from our operations, we further reduced our net debt to adjusted EBITDA ratio to 0.4x at the end of 2025 from 0.6x at the end of 2024.

In addition to positioning Hudbay for the potential sanctioning of Copper World, the strength of our balance sheet allows us to strategically allocate capital across the portfolio - including to exploration in Manitoba, throughput enhancements in Peru, optimization and growth projects in British Columbia and pre-feasibility study activities at Mason - and, at the same time, begin to return more capital to shareholders through an increased dividend.

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Committed to our Communities and Sustainability Initiatives

Sustainability initiatives are a priority of Hudbay, and the Board's Environmental, Health, Safety and Sustainability ("EHSS") Committee remains committed to overseeing our strategies related to health and safety, environmental and climate-related matters and community and stakeholder relations.

We prioritize strong relationships with Indigenous and other local communities in each of our operating locations and seek to find opportunities to share the economic and social benefits that our operations bring to each region. 2025 was a significant year in this regard. In Manitoba, Hudbay signed its first-ever exploration agreements with the Kiciwapa Cree Nation and the Mosakahiken Cree Nation. In addition, in February 2026, Hudbay received amended permits for the New Ingerbelle expansion project at the Copper Mountain mine and finalized updated participation agreements with the Upper Similkameen Indian Band and the Lower Similkameen Indian Band in British Columbia.

For further information on these initiatives, we encourage shareholders to read our 2025 annual report, which will be published in the second quarter of 2026 and made available on our website at www.hudbay.com.

Strong Governance and Board Refreshment

In 2025, we concluded the third party board effectiveness review that commenced in 2024. This involved a report to the Corporate Governance and Nominating Committee that identified key themes that had emerged from the review and recommendations for future action as well as a facilitated workshop with our executive management team. The results of the review were positive, and I believe it has further strengthened the Board and its relationship with our management team.

In addition, we added two new directors to the Board in 2025. John E. F. Armstrong joined the Board in May 2025 and Laura Tyler in September 2025. These appointments reflect Hudbay's ongoing commitment to maintaining a Board of Directors with a broad range of skills, experience and perspectives relevant to the Company's strategy and operations.

In February 2026, the Board learned that Stephen A. Lang, former Chair of the Board, had decided not to stand for re-election at the Meeting due to health reasons. I would like to personally recognize and thank Steve for his years of dedicated service and valuable contributions to Hudbay during this transformative period for the company.

* * *

In closing, I'd like to thank all our people for their contributions to Hudbay's successes in 2025 and recognize the continued strong support of our shareholders and the communities where we operate. We are off to a great start in 2026 as we continue to execute our disciplined growth strategy with the agreement to acquire Arizona Sonoran Copper Company Inc. to create one of the most significant copper districts in North America and reinforce our position as a premier copper growth company. We look forward to continuing our emphasis on shareholder engagement opportunities in the coming year, including at our upcoming meeting on May 19, 2026.

We encourage you all to vote at our 2026 annual and special meeting of shareholders.

Sincerely,

David S. Smith

Chair of the Board of Directors

2026 MANAGEMENT INFORMATION CIRCULAR | 5

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on Tuesday, May 19, 2026 at 2:00 p.m. (Eastern Time), or at any postponement or adjournment thereof.  The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://meetings.lumiconnect.com/400-690-725-785. Shareholders will not be able to attend the Meeting in person.  A summary of the information shareholders will need to attend and participate at the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay" and the "Company" refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at April 6, 2026 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

● If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy has been sent to you that you can use to vote in advance of the Meeting, or you may vote online at our virtual Meeting on May 19, 2026, as described in this Circular.  The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

● If you are a non-registered holder of Hudbay Shares and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you will receive a voting instruction form ("VIF") and should follow the instructions provided with such form.

To reduce printing and mailing costs and waste, Hudbay will use the "notice and access" delivery model ("Notice and Access") to conduct the solicitation of proxies in connection with this Circular.  Proxies may also be solicited by telephone or another form of correspondence.  The cost of preparing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by Hudbay.  Hudbay will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").  This cost is expected to be nominal.

  NOTICE AND ACCESS

Hudbay is using Notice and Access for both registered and non-registered owners of Hudbay Shares, which allows the Company to furnish proxy materials online to shareholders instead of mailing paper copies of such materials.  Using Notice and Access, the Company can deliver proxy-related materials by (i) posting this Circular (and other proxy related materials) on a website other than SEDAR+ and (ii) sending a notice informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials (the "N&A Notice").

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On or around April 16, 2026, the Company will send to holders of Hudbay Shares as of the record date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or VIF, as applicable).  The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Circular and Hudbay's audited consolidated financial statements for the years ended December 31, 2025 and 2024 and management's discussion and analysis related thereto (together with this Circular, the "Proxy-Related Materials"), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about Notice and Access may contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com.  In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 7, 2026.

VOTING INFORMATION

  VOTING MATTERS

At the Meeting, shareholders are voting on the:

● election of directors;

● appointment of our auditor for 2026 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

● approval of a non-binding advisory resolution on executive compensation.

  WHO CAN VOTE

The record date for the Meeting is March 30, 2026.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered shareholders.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

  VOTING YOUR COMMON SHARES AND PARTICIPATING AT THE MEETING

This year we are holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to attend the Meeting.

Shareholders are strongly advised to carefully read the voting and participation instructions below that are applicable to them as well as the Virtual AGM User Guide attached as Schedule "C" to this Circular.

  Registered Shareholders

If you were a registered shareholder as of the record date, you may vote online at the virtual Meeting at https://meetings.lumiconnect.com/400-690-725-785. Click on 'I have a Control Number' and you will be prompted to enter your twelve-digit TSX Control Number and the password, which is: hudbay2026 (case sensitive).  You must be connected to the internet at all times to be able to vote at the virtual Meeting and it is your responsibility to make sure you stay connected for the entire Meeting.  Registered shareholders as of the record date who voted prior to the Meeting do not need to vote again during the Meeting.

Alternatively, you may give another person authority to represent you and vote your Hudbay Shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

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If you are a registered shareholder and you would like to ask a question at the Meeting, login using your TSX Control Number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

  Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your Hudbay Shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you as of the record date.  However, your intermediary must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. As a non-registered shareholder, you may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps described below, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Please note that if you are a non-registered shareholder, regardless of whether you are a NOBO or an OBO, and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).

In order to appoint yourself as proxyholder, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the May 14, 2026 deadline for the receipt of proxies.

If you are a non-registered shareholder and you would like to ask a question at the Meeting, login using the TSX Control Number you received when you appointed yourself a proxyholder and registered with our transfer agent, TSX Trust Company.  Questions can be submitted at any time during the Q&A session up until the Chair closes the session by using the messaging icon.  Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the Meeting as guests through the live webcast at https://meetings.lumiconnect.com/400-690-725-785.

  NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares.  Such non-registered shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.  The Proxy-Related Materials will be sent by the Company indirectly to NOBOs and the Company intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to OBOs, in accordance with NI 54-101.

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  Technical Support

Shareholders who experience any technical issues on the Lumi platform either prior to or during the virtual meeting on May 19, 2026 should promptly contact Lumi directly, our virtual meeting provider, by sending an email to support-ca@lumiglobal.com or visiting Lumi's support portal at support.lumiglobal.com for common troubleshooting information.

  VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

  Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 2:00 p.m. (Eastern Time) on May 14, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

● by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

● by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;

● by fax to +1-416-595-9593; or

● by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

  Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 2:00 p.m. (Eastern Time) on May 14, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

● FOR the election of each of the nine director nominees;

● FOR the appointment of Deloitte LLP as our auditor for 2026 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and

● FOR the non-binding advisory resolution approving our approach to executive compensation

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  Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares.  You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Board Chair and our President and Chief Executive Officer, respectively, are appointed to act as your proxyholder.

Shareholders who wish to appoint a person other than the Hudbay representatives identified on the form of proxy or VIF as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF.

Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to vote and participate at the Meeting.  An unregistered proxyholder will only be able to attend the Meeting as a guest.

  Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

● you may send another form of proxy (with a later date) to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 2:00 p.m. (Eastern Time) on May 14, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

● you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, by mail to Hudbay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario M5J 2V5, Attention: Corporate Secretary; or

● you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting.

If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy.  If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must make appropriate arrangements directly with their respective intermediaries. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any late proxy.

  ADDITIONAL MATTERS PRESENTED AT THE MEETING

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  As of the date hereof, our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

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If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxyholders will vote in their best judgment.

   VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per Hudbay Share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 30, 2026, the record date for the Meeting, 397,196,119 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, there are no persons as of April 6, 2026 who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

   1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the auditor's report thereon will be presented at the Meeting.

   2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors.

On the recommendation of the Corporate Governance and Nominating ("CGN") Committee, the Board has determined to nominate each of the nine persons listed below for re-election as a director at the Meeting.  (See "Nominees for Election as Directors" below).

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In late 2025, after having completed the Board effectiveness review and the annual Board survey, the CGN Committee asked the Board Chair to have a discussion with each of the individual directors to better understand potential retirement plans and to determine if any of them did not wish to stand for re-election at the Meeting. At the time of those discussions, all of the incumbent directors expressed a desire to stand for re-election at the Meeting. However, in February 2026, Stephen A. Lang advised the Board Chair that he had decided not to stand for re-election due to health reasons and the Board Chair communicated this to the Chair of the CGN Committee.

With this feedback, the CGN Committee considered the size, skills and composition of the Board and decided that it may be desirable to appoint an additional director to the Board later in 2026 that could further strengthen the Board and its Technical Committee following Mr. Lang's departure. At the same time, the CGN Committee determined that, with the refreshment of the Board over the past five years, the nine nominee directors had the skills and experience to effectively oversee the Company's business and strategy.

Hudbay wishes to thank Mr. Lang for his years of dedicated service and his valuable contributions to the Company. Mr. Lang previously served as Hudbay's Board Chair and is currently a member of the Technical Committee and Audit Committee.

The Board recommends that shareholders vote FOR the election of each of the nine nominees as directors.

Each director elected to the Board at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

  Majority Voting Requirement and Advance Notice By-Law

As a corporation organized under the Canada Business Corporations Act (the "CBCA"), by statute, each of our directors must be elected by a majority of the votes cast for them. This rule only applies to an uncontested election of directors, being an election where the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

In addition, our Advance Notice By-Law (a copy of which is available on SEDAR+ at www.sedarplus.ca), ensures that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions.  The Advance Notice By-Law fixes a deadline by which holders of record of Hudbay Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur.  Our Advance Notice By-Law is intended to facilitate an orderly and efficient process for the election of directors.

Eight of the nine nominees were elected as a director of Hudbay at our annual and special meeting of shareholders held on May 20, 2025 (the "2025 Meeting").  We received proxies representing 284,608,378 Hudbay Shares in connection with the 2025 Meeting, representing approximately 72% of our outstanding common shares. In addition to the eight nominees who were elected as a director of Hudbay at the 2025 Meeting, Laura Tyler was appointed to the Board in September 2025 and is also standing for re-election at the Meeting.

12 | 2026 HUDBAY MINERALS INC.

Based on the proxies received at the 2025 Meeting, the incumbent nominees elected at the 2025 Meeting received the following favourable votes cast by proxy (which excludes Ms. Tyler, who was appointed following the 2025 Meeting):

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
John E. F. Armstrong	99.83%	269,311,169
Jeane L. Hull	99.14%	267,462,977
Carin S. Knickel	98.84%	266,632,961
Peter Kukielski	99.83%	269,304,180
George E. Lafond	99.80%	269,233,637
Colin Osborne	98.54%	265,834,123
Paula C. Rogers	98.87%	266,716,907
David S. Smith	99.80%	269,234,542

  Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the nine nominees whose names are set forth below:

John E. F. Armstrong

Jeane L. Hull

Carin S. Knickel

Peter Kukielski

George E. Lafond

Colin Osborne

Paula C. Rogers

David S. Smith

Laura Tyler

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

* * * * *

The following tables set forth biographical and other information on each director nominee.

2026 MANAGEMENT INFORMATION CIRCULAR | 13

JOHN E. F. ARMSTRONG

Principal Occupation: Corporate Director

Mr. Armstrong had a long career as a strategic advisor and subsequently held the position of CEO of Versamet Royalties, a metals royalty and streaming company.

Prior to his time at Versamet, Mr. Armstrong spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm's investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. In this role, Mr. Armstrong was a member of BMO Capital Markets' executive committee and various capital commitment committees. He was also a member of BMO Financial Group's Performance Committee and its Leadership Council for Diversity & Inclusion.

Prior to his time at Versamet, Mr. Armstrong was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm's full suite of M&A advisory services in connection with mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism.

Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto. Mr. Armstrong has also completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

Delta, British Columbia, Canada
Age	54
Director Since	2025
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	3,079
Total Value of Hudbay Shares and DSUs(2)	$83,164
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	5 of 5	100%
Audit Committee	3 of 3	100%
Compensation and Human Resources Committee	4 of 4	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
MAG Silver Corp. (February 2025 to September 2025) Gold Standard Ventures Corp. (June 2021 to August 2022)	● Business Strategy, Capital Markets and M&A ● Finance and Financial Reporting ● Corporate Governance ● Human Resources / Executive Compensation ● Risk Management ● International Business	o Government Relations and Regulatory Affairs o Communities and Sustainability

14 | 2026 HUDBAY MINERALS INC.

JEANE L. HULL

Principal Occupation: Corporate Director

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation.  She also held numerous management, engineering and operations positions with Rio Tinto affiliates.  Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering and regulatory affairs experience in the public and private sectors.

In addition to her extensive mining experience, Ms. Hull has more than 10 years of independent director experience.  She currently serves as a member of the Board of Directors of Wheaton Precious Metals, Epiroc AB and Coeur Mining, Inc.  She previously served on the Boards of Trevali Mining Corporation, Copper Mountain Mining Corporation, Pretium Resources Inc., Interfor Corporation and Cloud Peak Energy Inc.  Ms. Hull also served on the Advisory Board for South Dakota School of Mines and Technology.

Scottsdale, Arizona, United States
Age	71
Director Since	2023
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	33,036
Total Value of Hudbay Shares and DSUs(2)	$892,302
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Technical Committee (Chair)	7 of 7	100%
Compensation and Human Resources Committee	6 of 6	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Wheaton Precious Metals Corp. (2023 to Present)
Coeur Mining, Inc. (2022 to Present)
Epiroc AB (2018 to Present)*
Interfor Corporation (2014 to 2023)
Copper Mountain Mining Corp. (2022 to 2023)
Trevali Mining Corporation (2021 to 2022)
Pretium Resources Inc. (2019 to 2022)

● Health, Safety, Environment and Operations ● Project Development and Execution ● Mine Planning, Metallurgy and Geology ● Mining Industry ● Human Resources/ Executive Compensation ● International Business	o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability o Corporate Governance o Risk Management

* Ms. Hull will not be standing for re-election to the board of directors of Epiroc AB at its upcoming annual general meeting to be held on May 5, 2026.

2026 MANAGEMENT INFORMATION CIRCULAR | 15

CARIN S. KNICKEL

Principal Occupation: Corporate Director

Ms.  Knickel has over 30 years of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Ms. Knickel spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.  She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Ms. Knickel held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

Ms. Knickel currently serves as a director on the board of Vermilion Energy Inc. She also formerly served as Chair of the Board of Trustees for the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society. She holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.
Golden, Colorado, United States
Age	69
Director Since	2015
Independent	Yes
Hudbay Shares Held(1)	26,825
Deferred Share Units Held	273,114
Total Value of Hudbay Shares and DSUs(2)	$8,101,352
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Vermilion Energy Inc. (2018 to Present)	● Health, Safety, Environment and Operations ● Corporate Governance ● Human Resources/ Executive Compensation ● Risk Management ● International Business	o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability

16 | 2026 HUDBAY MINERALS INC.

PETER KUKIELSKI
Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Mr. Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.
Toronto, Ontario, Canada
Age	69
Director Since	2019
Independent	No
Hudbay Shares Held(1)	125,956
Deferred Share Units Held	190,624
Restricted Share Units Held	87,044
Performance Share Units Held	328,300
Total Value of Hudbay Shares, DSUs, RSUs and PSUs(2)	$19,769,267
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Cameco Corp. (2025 to Present) Norsk Hydro ASA (2019 to 2025)

● Public Company CEO

● Business Strategy, Capital Markets and M&A

● Health, Safety, Environment and Operations

● Government Relations and Regulatory Affairs

● Project Development and Execution

● Mining Industry

● Corporate Governance

● Human Resources / Executive Compensation

● Risk Management

● International Business

o Finance and Financial Reporting o Communities and Sustainability o Mine Planning, Metallurgy and Geology

2026 MANAGEMENT INFORMATION CIRCULAR | 17

GEORGE E. LAFOND

Principal Occupation: Independent Strategic Advisor

Mr. Lafond is a strategic advisor. He works primarily with businesses, educational institutions, and social and cultural organizations. Prior to this, his recent experience includes serving as the Treaty Commissioner of Saskatchewan. He was appointed to this role in 2012 by the Government of Canada. His responsibilities as Treaty Commissioner involved public education, neutral convening and dialogue with Treaty parties, and durable resolution of conflict relating to Treaty rights and responsibilities. He was reappointed in 2014, serving for two terms total, completed in 2016. Mr. Lafond has done lifelong work to promote and support local and community-led economic development efforts.

In his current business advisory capacity, Mr. Lafond's work spans a range of sectors, and includes both early-stage ventures and established corporations. In the education sector, Mr. Lafond's work includes being an advisor to the President of the Saskatchewan Indian Institute of Technology. There, he helped create the first Indigenous Innovation Accelerator of its kind in Saskatchewan. Mr. Lafond previously advised Headwater Learning Solutions' Indigenous Education Initiative: Vision 2032.

Mr. Lafond holds a Bachelor of Education degree from the University of Saskatchewan and undertakes ongoing professional development and training in business, administration, negotiation and economic prosperity.

Mr. Lafond is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory, and works with the community to support reconciliation, wellness, economic development, and innovation. In 2016 he received the Saskatchewan Order of Merit and in 2022, he received Queen Elizabeth II's Platinum Jubilee Medal.
Victoria, British Columbia, Canada
Age	67
Director Since	2022
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	72,423
Total Value of Hudbay Shares and DSUs(2)	$1,956,145
2025 Hudbay Board & Committee Membership
Event	Meeting	Attendance
Board	9 of 9	100%
Environmental, Health, Safety and Sustainability Committee (Chair) Audit Committee	5 of 5 5 of 5	100% 100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
None	● Government Relations and Regulatory Affairs ● Communities and Sustainability ● Human Resources/ Executive Compensation	o Business Strategy, Capital Markets and M&A o Finance and Financial Reporting o Health, Safety, Environment and Operations o Corporate Governance o Risk Management International Business

18 | 2026 HUDBAY MINERALS INC.

COLIN OSBORNE

Principal Occupation: President and CEO, Samuel, Son & Co.

Mr. Osborne is President and Chief Executive Officer of Samuel, Son & Co., Limited, a position he has held since 2019, and was recently elected to its board of directors. In his management role at Samuel, Mr. Osborne is responsible for the development and leadership of the Company's long-term strategy and growth plans. Within Samuel, Mr. Osborne has held a number of other roles, including President & Chief Operating Officer, President - Samuel Service Centers and Automotive and President - Samuel Manufacturing Division.

Before joining Samuel in 2015, Mr. Osborne was President and Chief Executive Officer of Vicwest Inc, a publicly traded industrial products company with operations in North America, Europe, South America and installations on six continents. Earlier in his career, Mr. Osborne held senior leadership positions at Stelco Inc. including COO and EVP Strategy. Mr. Osborne has extensive board experience and previously sat on the boards of numerous public and private equity run businesses, including Strongco Inc. and TMS International. Mr. Osborne has also been active in the community, serving as Board Director of both Mohawk College and McMaster Innovation Park.

He holds a Bachelor of Engineering degree from McGill University and has completed the Executive Management Program from the Smith School of Business at Queen's University.

Burlington, Ontario, Canada
Age	61
Director Since	2018
Independent	Yes
Hudbay Shares Held(1)	25,000
Deferred Share Units Held	206,987
Total Value of Hudbay Shares and DSUs(2)	$6,265,969
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	8 of 9	95%
Corporate Governance and Nominating Committee Compensation and Human Resources Committee (Chair)	4 of 4 6 of 6	100% 100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
None

● Public Company CEO

● Business Strategy, Capital Markets and M&A

● Health, Safety, Environment and Operations

● Corporate Governance

● Human Resources/ Executive Compensation

● Risk Management

● International Business

o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Communities and Sustainability o Mine Planning, Metallurgy and Geology

2026 MANAGEMENT INFORMATION CIRCULAR | 19

PAULA C. ROGERS

Principal Occupation:  Corporate Director

Ms. Rogers has over 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax strategy.  She has significant executive and board experience in the mining industry ranging from greenfield exploration to senior gold producer.

Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.  Prior to that, she held various senior finance positions in corporate reporting, tax and treasury at Finning International Inc. over a period of nine years.  Ms. Rogers is currently a Corporate Director with over 10 years of corporate board experience, having served as a member and chair for several audit, governance and special committees, including previously with Great Bear Resources Ltd. and Copper Mountain Mining Corp.  She currently is also a director and Chair of the Board of Diversified Royalty Corp. and a director of Entrée Resources Ltd.

Ms. Rogers is a graduate of the University of British Columbia with a Bachelor of Commerce degree and holds a Chartered Professional Accountant, Chartered Accountant designation.

North Vancouver, British Columbia, Canada
Age	57
Director Since	2023
Independent	Yes
Hudbay Shares Held(1)	15,240
Deferred Share Units Held	26,044
Total Value of Hudbay Shares and DSUs(2)	$1,115,081
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Audit Committee (Chair)	5 of 5	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Entrée Resources Ltd. (2022 to Present) Diversified Royalty Corp. (2015 to Present) Argonaut Gold Inc. (2020 to 2024) Copper Mountain Mining Corp. (2021 to 2023) Great Bear Resources Ltd. (2020 to 2022)	● Business Strategy, Capital Markets and M&A ● Finance and Financial Reporting ● Mining Industry ● Corporate Governance ● Risk Management ● International Business	o Mine Planning, Metallurgy and Geology o Human Resources/ Executive Compensation

20 | 2026 HUDBAY MINERALS INC.

DAVID S. SMITH

Principal Occupation:  Corporate Director

Mr. Smith was appointed Chair of Hudbay's board of directors in January 2025. He is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 35 years of financial and executive leadership experience.  Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014.  Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009.  Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director and Chair of IAMGOLD Corp.  Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), NorthWest Copper Corp. and Paramount Gold Nevada.

Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).
North Vancouver, British Columbia, Canada
Age	67
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	25,500
Deferred Share Units Held	105,354
Total Value of Hudbay Shares and DSUs(2)	$3,534,367
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board (Chair)	9 of 9	100%
Environmental, Health, Safety and Sustainability Committee	1 of 1	100%
Technical Committee	2 of 2	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
IAMGOLD Corporation (2022 to Present) NorthWest Copper Corp. (2022 to 2023) Pretium Resources Inc. (2017 to 2022)

● Business Strategy, Capital Markets and M&A

● Finance and Financial Reporting

● Mining Industry

● Corporate Governance

● Human Resources/ Executive Compensation

● Risk Management

● International Business

o Health, Safety, Environment and Operations o Government Relations and Regulatory Affairs o Communities and Sustainability o Project Development and Execution o Mine Planning, Metallurgy and Geology

2026 MANAGEMENT INFORMATION CIRCULAR | 21

LAURA TYLER

Principal Occupation:  Corporate Director

Ms. Tyler is a mining industry veteran with over 35 years global experience in the mining sector, most notably holding the positions of Chief Technical Officer and Asset President with BHP and most recently CEO/MD for Adriatic Metals plc.  In her 19 years with BHP, she held numerous operational and technical leadership roles with BHP affiliates including Olympic Dam, Cannington and Ekati Diamond Mine and was a member of BHP Investment Review Committee, Lead Executive for the Board Sustainability Committee, and Chief Geoscientist.  Prior to BHP, Laura held various engineering, planning, geotech and geology positions at companies such as Western Mining Corporation, Newcrest Mining, Mt Isa Mines, L.G. Mouchel and Partners, the British Geological Survey and Ground Explorations.  Laura is also a Partner in Private Equity firm Oryx Global Partners.

Laura holds a Master of Science (Mining Engineering) from the Camborne School of Mines and a Bachelor of Science (Geology) from University of Wales (Cardiff).  She is also a Fellow AusIMM Chartered Professional and a Graduate of the Australian Institute of Company Directors.

St. Georges, South Australia, Australia
Age	59
Director Since	2025
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	1,351
Total Value of Hudbay Shares and DSUs(2)	$36,491
2025 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	2 of 2	100%
Environmental, Health, Safety and Sustainability Committee	1 of 1	100%
Technical Committee	2 of 2	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Adriatic Metals plc (2024 to 2025)

● Communities and Sustainability

● Project Development and Execution

● Mine Planning, Metallurgy and Geology

● Mining Industry

● Business Strategy, Capital Markets and M&A

● Health, Safety, Environment and Operations

● International Business

o Corporate Governance o Public Company CEO o Finance and Financial Reporting o Government Relations and Regulatory Affairs o Human Resources / Executive Compensation o Risk Management

Notes:

(1) The Hudbay Shares indicated for each director nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 30, 2026. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective director nominee. Unless otherwise indicated, beneficial ownership is direct and the director nominee has sole voting and investment power.

(2) Based on the $27.01 closing price of Hudbay Shares on the Toronto Stock Exchange on March 27, 2026.

(3) A shaded bullet indicates a high level of experience or expertise in the subject area. An unshaded bullet indicates some (or limited) experience or expertise in the subject area.

(4) Includes public board directorships held during the period from January 1, 2021 to present.

22 | 2026 HUDBAY MINERALS INC.

  Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

● subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;

● subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

● is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

● has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Jeane L. Hull was the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation ("Peabody") from April 2011 until her retirement on July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 2, 2017.

Ms. Hull was also a director of Cloud Peak Energy Inc. ("Cloud Peak") from July 6, 2016 to October 24, 2019. Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019, received court approval for its plan to exit bankruptcy on December 5, 2019 and emerged from bankruptcy on December 17, 2019.

Ms. Hull was also a director of Trevali Mining Corporation ("Trevali") from January 2021 to September 2022. Trevali obtained an initial order from the Supreme Court of British Columbia under the Companies' Creditors' Arrangement Act (Canada) in August 2022. Trevali indicated that its financial position deteriorated significantly in 2022 due to a number of events and challenges which impacted operations and production. On September 6, 2022, Trevali's shares were delisted from the Toronto Stock Exchange. On June 28, 2023, a court-appointed monitor was granted enhanced powers in the proceedings with respect to Trevali's business and affairs.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas. On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

  Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

  3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

2026 MANAGEMENT INFORMATION CIRCULAR | 23

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2025, Deloitte was paid $3,334,419 for audit services, $202,298 for audit-related services and $140,000 for other services. Deloitte was not paid any fees for tax-related services in 2025. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.

Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2025 under the heading "Audit Committee Disclosure - Remuneration of Auditor".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR+ at www.sedarplus.ca and as an exhibit to our Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

  4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders.  Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation.  As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders.  Our Board oversees the management of our business and affairs with a view to ensuring we uphold Hudbay's purpose and mission statements and that shareholder value is enhanced without compromising our commitment to the highest standards of ethical conduct.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

In addition, our CGN Committee annually reviews the performance of our Board, its Committees and our directors and recently engaged a third party consultant to carry out a comprehensive board effectiveness review that concluded in mid-2025 (as further described in this Statement of Corporate Governance).

Our CGN Committee also regularly monitors our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our stakeholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com.  The following is a description of Hudbay's corporate governance practices as approved by the Board.

Highlights of Hudbay's Corporate Governance Practices
☑	Board Independence:

The Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board and Committee meetings.

☑	Gender and Diversity:

Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and the policy sets a target for the Company to have at least 30% female directors on the Board.

☑	Majority Voting and Advance Notice:

Hudbay is subject to a statutory majority voting requirement for uncontested director elections and has adopted an advance notice by-law that provides advance notice requirements for director elections.

☑	Board Composition and Skills:

The Board has developed a nuanced skills matrix that is used by the CGN Committee to evaluate and monitor the composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees. The Board skills matrix was recently updated, following a comprehensive review by the CGN Committee.

☑	Director Education:

The Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects. In addition, Board members receive a membership with the Institute of Corporate Directors and are encouraged to make use of the educational and training programs available.

☑	No Overboarding:	The Chair of the Board must approve any other directorships held by our directors and only one of our director nominees currently sits on the board of more than two other reporting issuers.
☑	Prohibition on Multiple Interlocking Directorships:

Directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. None of our director nominees have an interlocking directorship and sit together on the board of another reporting issuer.

☑	Ethical Business Conduct:

Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Global Supplier Due Diligence Policy and Supplier and Customer Codes of Conduct and regularly carries out certification and training programs with regard to its key compliance policies.

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Highlights of Hudbay's Corporate Governance Practices
☑	Disclosure Policy:	Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.
☑	Risk Management:	Hudbay has a formal risk management program whereby the Board and its Committees have each been assigned responsibility for the oversight of certain of the principal risks facing the company and receive quarterly reporting from management on the monitoring and management of those risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.
☑	Shareholder Engagement:	The Board is committed to a dialogue with our shareholders and other stakeholders about our corporate governance policies, sustainability strategy, executive compensation program and other matters of interest and has adopted a Shareholder Engagement Policy with this in mind.
☑	Succession Planning:	Hudbay's Board has a formal process for succession planning for its executive officers (including the CEO) that is overseen and reported on by the Compensation and Human Resources Committee.
☑	ESG Oversight and Governance:	The EHSS Committee has been delegated oversight authority over the Company's sustainability strategy, including climate-related risks, opportunities and targets and community and stakeholder relations, and other Committees have been delegated oversight over other ESG matters such as tailings and corporate governance.
☑	Board and Committee Evaluations:	A formal evaluation of the performance and effectiveness of the Board and its Committees is carried out annually under the supervision of the CGN Committee.
☑	Related Party Transactions	The CGN Committee is responsible for reviewing all related party transactions, regardless of whether such transactions are reportable under applicable securities regulations.

  BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

● satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

● reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

● reviewing the principal risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

● ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

● ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

● assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

● ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

● reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

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  Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that eight of our nine directors nominated for election at the Meeting are independent.  The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Non-Independent	Reason for Non-Independent Status
John E. F. Armstrong	☑
Jeane L. Hull	☑
Carin S. Knickel	☑
Peter Kukielski		☑	President and CEO of Hudbay
George E. Lafond	☑
Colin Osborne	☑
Paula C. Rogers	☑
David S. Smith	☑
Laura Tyler	☑

  Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. None of our director nominees have an interlocking directorship and sit together on the board of another reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only one of our director nominees sits on the boards of more than two other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our director nominees sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

  Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.

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The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, communicating to the Chief Executive Officer the Board's feedback on his/her performance and working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy.  The Chair is also responsible for ensuring open communication between the Board and senior management, leading efficient and inclusive discussions among the directors and recommending procedures to enhance the work of the Board and cohesiveness among directors. The full position descriptions of the Board Chair and the Chair of each of the Board's Committees, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

  CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer advises the Board on a timely basis of management's current and proposed courses of action, and also reports less formally to the Board through discussions with the Chair and other members of the Board. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

  Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in evaluating the composition and skills of our Board, including potential areas that could be strengthened in the future. Among other things, the CGN Committee considers the size and effectiveness of the Board, identifies skills and areas of expertise that may be desirable to add to the Board in the context of the Company's business and strategy, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee.  These activities are informed, in part, through a formal Board evaluation process that is carried out annually by the CGN Committee and included the results of a third-party board effectiveness review completed in 2025, as described under "Board and Committee Evaluations" below, as well as a self-assessment of our directors against a skills matrix.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (and the target for at least 30% women directors as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

The Board's skills matrix is used to identify and evaluate the competencies and skills of our directors based on the individual experience and background of each director and to identify potential areas for strengthening the Board. In late 2024, the CGN Committee undertook a comprehensive review of the categories of skills and experiences that were included in the Board's skills matrix in the context of the Company's business and strategy. Following its review, the CGN Committee recommended certain updates to the skills matrix to reflect the skills and experiences that it considered most important to the effectiveness of the Board and the Board's role in overseeing the execution of Hudbay's business plans and strategy and, in 2025, the CGN Committee re-affirmed the categories in the skills matrix. All of Hudbay's directors have self-assessed against the skills matrix and the results of their self-assessment, together with other relevant considerations, are utilized by the CGN Committee to identify those skills and experiences that are most relevant to Board succession and renewal.

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The following Board skills matrix sets out the specific skills and expertise of each director nominee and the current strengths of the Board as a whole.

		John E.F. Armstrong	Jeane L. Hull	Carin S. Knickel	Peter Kukielski	George E. Lafond	Colin Osborne	Paula C. Rogers	David S. Smith	Laura Tyler
CATEGORY	SKILL / EXPERIENCE	LEVEL OF EXPERTISE
LEADERSHIP	Public Company CEO				⬤		⬤			◯
FUNCTIONAL EXPERIENCE	Business Strategy, Capital Markets and M&A	⬤	◯	◯	⬤	◯	⬤	⬤	⬤	⬤
	Finance and Financial Reporting	⬤	◯	◯	◯	◯	◯	⬤	⬤	◯
	Health, Safety, Environment and Operations		⬤	⬤	⬤	◯	⬤		◯	⬤
	Government Relations and Regulatory Affairs	◯	◯	◯	⬤	⬤	◯		◯	◯
	Communities and Sustainability	◯	◯	◯	◯	⬤	◯		◯	⬤
	Project Development and Execution		⬤		⬤				◯	⬤
CORE INDUSTRY	Mine Planning, Metallurgy and Geology		⬤		◯		◯	◯	◯	⬤
	Mining Industry		⬤		⬤			⬤	⬤	⬤
GOVERNANCE	Corporate Governance	⬤	◯	⬤	⬤	◯	⬤	⬤	⬤	◯
	Human Resources / Executive Compensation	⬤	⬤	⬤	⬤	⬤	⬤	◯	⬤	◯
	Risk Management	⬤	◯	⬤	⬤	◯	⬤	⬤	⬤	◯
OTHER	International Business	⬤	⬤	⬤	⬤	◯	⬤	⬤	⬤	⬤

1. ⬤ Indicates a high degree of experience or expertise in the subject area.

2. ◯ Indicates a reasonable degree of knowledge or some experience in the subject area.

  Board and Committee Evaluations

The CGN Committee is responsible for conducting a formal evaluation of the performance and effectiveness of the Board and its Committees on an annual basis.

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In 2024, the CGN Committee engaged an independent consulting firm to carry out a comprehensive board effectiveness review, as part of an enhanced Board evaluation process. The board effectiveness review involved a review of the Board's skills matrix, completion of a board review questionnaire, interviews with each director and members of senior management, individual director feedback and a report to the CGN Committee that identified key themes that had emerged from the review and recommendations for future action, which the CGN Committee shared with the Board. The final phase of the review involved a board effectiveness workshop that included all of our directors and management's executive committee, which took place in mid-2025.

After having completed a comprehensive board effectiveness review earlier in the year, the CGN Committee decided to distribute an anonymous Board survey to the directors at the end of 2025 to complete its annual Board evaluation process. The survey included questions regarding the effectiveness of the Board and its committees and measured progress against the questionnaire that formed part of the board effectiveness review. The CGN Committee shared the results of the Board survey with the Board and discussed the key themes that had emerged.

In addition to the CGN Committee's annual Board evaluation, members of each Committee are provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern.  The results of these questionnaires are discussed during in camera sessions of the Committees and any relevant findings are reported to the Chair of the CGN Committee and/or Board Chair.

  Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board.  Instead, the Board focuses on monitoring the effectiveness and composition of the Board, including considerations related to Board dynamics, individual director performance, any skills gaps and the need for renewal and diversity. As part of the Board's annual evaluation process, the CGN Committee receives feedback on the performance of each individual director, opportunities for improved Board effectiveness, directors' potential retirement plans and considerations related to director succession planning and Board renewal.

Since the beginning of 2022, five new directors have joined Hudbay's Board, including, most recently, John E. F. Armstrong, who was elected at the 2025 Meeting in May 2025, and Laura Tyler who was appointed to the Board in September 2025. In addition, following Stephen A. Lang's recent decision not to stand for re-election at the Meeting due to health reasons, the CGN Committee considered the size, skills and composition of the Board and decided that it may be desirable to appoint an additional director to the Board later in 2026 that could further strengthen the Board and its Technical Committee. These appointments and considerations reflect Hudbay's commitment to Board renewal and effectiveness, and focus on maintaining a Board with a broad range of skills, experience and perspectives relevant to the Company's strategy and operations.

  Related Party Transactions

Our Corporate Governance Guidelines delegate responsibility to the CGN Committee to review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the CGN Committee, the Board shall review, and, if appropriate, approve or ratify, such related party transactions.  For purposes of the guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

  Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Most Committees meet quarterly, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.

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The following table provides details regarding the attendance of our nine incumbent director nominees at Board and committee meetings held during the year ended December 31, 2025:

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
John E. F. Armstrong	5 of 5	3 of 3	4 of 4				12	100%
Jeane L. Hull	9 of 9		6 of 6			7 of 7	22	100%
Carin S. Knickel	9 of 9			4 of 4	5 of 5		18	100%
Peter Kukielski	9 of 9						9	100%
George E. Lafond	9 of 9	5 of 5			5 of 5		19	100%
Colin Osborne	8 of 9		6 of 6	4 of 4		3 of 3	18	95%
Paula C. Rogers	9 of 9	5 of 5		4 of 4			18	100%
David S. Smith	9 of 9				1 of 1	2 of 2	12	100%
Laura Tyler	2 of 2				1 of 1	2 of 2	5	100%

  In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2025, the Board held in camera sessions of the independent directors at nine Board meetings. In addition, all of the Committees hold in camera sessions without the presence of management at each regular meeting.

  Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business.  New directors are provided with a comprehensive set of resources which includes, among other things, information about the duties and obligations of directors, copies of Hudbay's Corporate Governance Guidelines and Board Charter, Committee charters and other key compliance and governance policies, descriptions of our organizational structure, strategic plans, compensation plans, investor presentations and copies of our most recent core public disclosure documents.  New directors are expected to meet with members of senior management, the Board Chair and the Chairs of the Committees on which they will serve as part of their orientation process, and are also invited to attend site visits at our key properties.

Our directors are encouraged to attend third-party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year.  In addition, we frequently include a director education topic on the agenda at Board and Committee meetings, site visits and other events.  This typically involves presentations to the Board by members of management and third-party advisors in respect of our business and operations, corporate development, strategy, legal and regulatory matters, ESG topics and industry trends and practices.

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The following were among the educational and strategic presentations made to our Board and its Committees in 2025:

Date	Topic	Attendees
February 12, 2025	ESG Readiness - management provided an update with respect to evolving ESG disclosure standards and the Company's internal initiatives.	Environmental, Health, Safety and Sustainability Committee plus Mmes. Hull and Rogers and Messrs. Kukielski and Smith
August 12, 2025	Board Effectiveness Workshop - the directors and management's executive committee participated in a board effectiveness workshop facilitated by the third party consultant that led Hudbay's board effectiveness review.	Full Board
September 16, 2025	Arizona Site Visit - Board members received a tour of the Copper World site. Management provided the Board members in attendance with in-depth presentations regarding the Copper World project.	Mmes. Hull, Knickel and Rogers and Messrs Armstrong, Lafond, Kukielski, Lang, Osborne and Smith
September 18, 2025	Strategy Session - senior management provided the Board with an in-depth review of the Company's strategic plans and priorities.	Mmes. Hull, Knickel and Rogers and Messrs Armstrong, Lafond, Kukielski, Lang, Osborne and Smith
November 10, 2025	AI Standards and Cybersecurity for Directors - representatives from Hudbay's IT Group provided an education session with respect to the Company's IT environment, AI standards and director communications.	Corporate Governance and Nominating Committee plus Messrs. Kukielski and Smith
November 11, 2025	Social, Political and Economic Environment in Peru - representatives from Apoyo Consultoria provided an overview of the current social, political and economic environment in Peru.	Full Board

  STRATEGIC PLANNING

The Board recognizes that one of its primary responsibilities is to provide direction and oversight to management in pursuit of the Company's strategy.  Senior management, led by the CEO, is responsible for presenting strategy plans to the Board for approval, and pursuing strategic opportunities and business objectives that align with Hudbay's corporate strategy. The Board recognizes that consideration of the Company's strategy and strategic opportunities must be an ongoing conversation with management and company strategy is discussed with management at every regular Board meeting. In addition, the Board holds an annual meeting that focuses solely on strategy.

  RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

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The Board provides overall governance of the risk management function by:

● approving the Company's risk management policy;

● setting the risk appetite associated with Hudbay's strategy and corporate objectives;

● ensuring, with the assistance of the Audit Committee, that senior management has instituted and is operating a system that identifies, assesses, mitigates and communicates the principal risks the Company faces; and

● monitoring, with the assistance of the Board's committees, the management of the Company's principal risks.

The Audit Committee oversees the design and ongoing review of the Company's risk management system. In this capacity, the Audit Committee is responsible for reviewing and overseeing our risk management policy and approving a formalized, disciplined and integrated enterprise risk management ("ERM") process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks.

Each of the Board's committees is responsible for monitoring the critical risks assigned to it by the Board, periodically reviewing with management how those risks are being managed (including the actions that have been taken by management to mitigate the risks) and communicating findings to the full Board.  By way of example, cyber security risks are overseen by the Audit Committee, as it has responsibility for reviewing and monitoring the information technology risks facing the Company, and climate-related risks are overseen by the EHSS Committee, as it has responsibility for monitoring sustainability-related risks.

Oversight of the Company's current Tier 1 Risks is allocated among the Board and its committees as follows:

Hudbay's Tier 1 Risks and Board / Committee Oversight
Tier 1 Risk Category	Board/Committee Oversight
Community and Political Relations	EHSS Committee
Macroeconomics (Metal Prices, Foreign Exchange and Interest Rates)	Audit Committee
Copper World Project	Technical Committee
Tailings Management (Dam Breach and Discharges)	Technical Committee
Tailings Management Systems (Dam Breach and Discharges)	EHSS Committee
Strategic and Business Planning	Board
Copper Mountain 3-Year Plan	Technical Committee
Operating Performance (Safety and Security)	EHSS Committee
2025 Operating Performance (Volume, Equipment Availability and Cost)	Technical Committee
Cyber Security	Audit Committee
Concentrate Shipping	Technical Committee

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Reserves and Resources, Life of Mine and Capital Allocation Planning	Technical Committee
Reputation Management	Board
Transportation and Handling of Hazardous Materials	EHSS Committee
Succession Planning Recruitment, Retention and CBA	Compensation and Human Resources Committee

Among its responsibilities, Hudbay management is responsible for:

● Conducting business in accordance with the risk appetite set by the Board,

● Integrating risk management into strategic business planning, budget and resource allocation, operating performance, and human resources, financial and compliance processes, and

● Actively monitoring and managing principal business risks.

In addition, our Director, Internal Audit is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the ERM program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

  DIVERSITY POLICY AND INITIATIVES

Our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender.  The Board has also approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and other designated groups (Indigenous peoples, persons with disabilities and visible minorities) among the members of our Board and senior management and includes a target for the Company to have at least 30% women directors on the Board.  This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, in senior management and across the organization.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied when recommending changes to the composition of the Board. Consistent with the objectives of our Diversity Policy, 44% of the director nominees proposed by the CGN Committee for election this year are women.

Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics, such as the representation of Indigenous peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company. In addition, when engaging search firms to identify candidates for the Board, the CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied. The CGN Committee may, in certain circumstances, instruct a search firm to focus on identifying only those candidates from one or more underrepresented groups that have the specific skills and expertise required to complement the current composition of the Board.

Although we do not have specific targets regarding the representation of women and other designated groups among our senior management team, the CEO is tasked with ensuring the objectives of our Diversity Policy are applied with respect to senior management positions. We remain committed to diversity and inclusion as part of our core values as we seek to attract and retain talent for the organization, while recognizing that, ultimately, all hiring and promotion decisions must be merit based to ensure our future success.

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  Corporate and Business Unit People Initiatives

Hudbay's corporate office supports the Company's core values of having a diverse, equitable and inclusive workplace and has formed a committee that has arranged for targeted charitable corporate donations and worked collaboratively with the HR group and business units to develop strategic priorities and advance certain initiatives. These initiatives have included panel discussions with senior leaders, employee engagement and culture surveys and guest speakers. Going forward, the strategic focus will be on continued employee communications and engagement, following through on our commitment to the Mining Association of Canada's Towards Sustainable Mining ("TSM") Equitable, Diverse and Inclusive Workplaces Protocol, supporting our business units with the implementation of their own people initiatives and measuring our progress toward achieving our diversity and inclusion objectives.

The "Nuestras Voces" (Our Voices) program at our Peru Business Unit aims to support the overall people strategy goal of creating a more diverse, equitable and inclusive organization, and increasing the percentage of women in the workforce to 30%. One initiative launched under this program - Hatun Warmi (which translates from Quechua to "Great Women") - is aimed exclusively at providing women from the local communities near the Constancia mine with the training necessary to obtain an operator's license for mining equipment.

Hudbay has two trainee classes from the Hatun Warmi program who completed their training, with a total of 23 women who have graduated. To date, 15 of those women have joined Hudbay's permanent workforce in Peru. Notably, the first class, which began by operating auxiliary equipment such as excavators and small loaders, has now transitioned to operating mine haul trucks. This represents a significant milestone in their professional development, achieved through the specialized training and capacity-building provided by Hudbay. Meanwhile, the women of the second class are currently gaining experience in auxiliary equipment. They are being given the opportunity to master various types of auxiliary machinery used at the site, further enhancing their skills to eventually transition to haul trucks in the future.

Another successful initiative was the community co-op concentrate transport program, which has resulted in approximately 45% of our concentrate production from Constancia now being transported by the local communities.

Hudbay's Manitoba Business Unit, in partnership with the Northern Manitoba Sector Council, launched the "Mining Fundamentals" program in 2024, a course designed to develop local talent and strengthen workforce pipelines in Northern Manitoba. This program addresses the growing need for skilled mining professionals while creating meaningful opportunities in our neighbouring Indigenous communities. The first cohort from 2024 included ten participants, all from Opaskwayak Cree Nation and Mosakahiken Cree Nation, who engaged in safety training, underground operations, and mine rescue overview, demonstrating exceptional dedication throughout their learning journey. Nine of the program graduates accepted full-time positions at our Lalor mine. The second cohort from 2025 included 10 participants from Norway House Cree Nation and Moose Lake First Nation. Of these participants nine accepted full-time positions with Hudbay. This program marks an important milestone in Hudbay's commitment to sustainable community development.

Furthermore, each of our sites continues to prioritize cultural awareness training and employment opportunities for local communities and Indigenous groups, ensuring our workforce mirrors the demographics of our operational areas and is in alignment with our diversity and inclusion objectives. Many of these important initiatives are highlighted in our Annual Report (see "Sustainability Reporting").

  Measuring our Success

Hudbay intends to measure the effectiveness of its people policies and initiatives by monitoring the increase in diversity on the Board and in senior management positions over time, assessing the experience of different groups of our employees through the results of our engagement surveys and measuring the participation of different groups of our employees in key business processes.

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The Board and senior management recognize the need for increased diversity among senior management, including greater representation of female and other designated groups.  Consideration of executive appointments occurs in the context of our succession planning framework, which identifies potential successors for our current executives. While we are committed to ensuring diverse candidates are considered for executive roles, this will best be achieved by bringing in diverse and talented people to all levels of our organization and ensuring that they are given every opportunity to flourish and advance within the organization. Underscoring this commitment, in 2025, we promoted Candace Brûlé to Senior Vice President, Capital Markets and Corporate Affairs and successfully enhanced our regional leadership team through the appointment of Audra Walsh, as our Vice President of the South America Business Unit.

In furtherance of this goal, in 2022, we created a two-year development program for those employees who have consistently performed at a high level and have the potential to move into a more senior leadership role in the next two years.  The first cohort graduated in December 2024 with one-third female representation, and we maintained this level of diverse participation in the second cohort that commenced in 2025.

Building on this momentum, we have continued our investment in an external development program exclusively focused on building female leaders in the mining industry. For 2026, we have sponsored five female leaders from across the business to participate in this year-long program, which combines face-to-face and virtual sessions to connect and develop women in historically male-dominated industries. This commitment is yielding tangible results, as participants who have completed the program have already transitioned into new, larger roles or are being strategically developed for future progression within the organization.

The number and percentage of our nine director nominees who identify as a woman or as a member of another designated group is as follows:

Designated Groups	Number of Director Nominees	Percentage of Director Nominees
Women	4	44%
Indigenous peoples	2	22%
Visible minorities	1	11%
Total Designated group members(1)	5	56%

(1) Certain nominee directors identified as being a member of more than one designated group. In total, four of our nine director nominees identify as a woman or as a member of another designated group.

The number and percentage of our 16 officers who are women or identify as a member of another designated group is as follows:

Designated Groups	Number of Executive Officers	Percentage of Executive Officers
Women	3	19%
Visible minorities	3	19%
Total Designated group members(1)	5	31%

(1) Certain of our officers identified as being a member of more than one designated group. In total, five of our officers identify as a woman or as a member of another designated group.

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   SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a structured process for succession planning for its executive officers.  The Chief Executive Officer, with the assistance of our Senior Vice President, Legal and Organizational Effectiveness, is responsible for overseeing the succession planning process.  As part of this process, an employee's manager-once-removed (the manager of the employee's manager) is accountable for planning, assessing and monitoring the identification and development of successors to management and other key roles.  Results are compiled by the Human Resources group and discussed among senior management in the context of retention risks, talent development and potential retirement or departures of key personnel, following which a formal succession plan is prepared and reported to the Compensation and Human Resources Committee and the Board.

The Compensation and Human Resources Committee is responsible for overseeing a succession plan for the CEO and making recommendations to, and seeking validation from, the Board regarding its CEO succession planning.  Among other things, the Compensation and Human Resources Committee and Board consider the CEO's tenure and potential retirement plans, internal candidates with long-term potential to serve as Hudbay's CEO and oversee development plans for those candidates, with the assistance of our Senior Vice President, Legal and Organizational Effectiveness and third-party consultants. In addition, the Compensation and Human Resources Committee identifies candidates who could step into the role immediately in the event the CEO departs unexpectedly or becomes temporarily incapacitated.

   ESG OVERSIGHT

Hudbay believes that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for our long-term success.  Our focus on sustainability helps us meet stakeholder expectations, benefit from positive developments and manage challenging circumstances.

Social, environmental and economic sustainability are embedded into Hudbay's overall management approach, and governance of these matters starts at the Board level.  The EHSS Committee has been delegated oversight authority over the Company's strategy, compliance and management systems related to health and safety, environmental matters, climate-related matters, reclamation and closure matters, community and stakeholder relationships (including social license and the engagement of Indigenous peoples) and human rights (including Indigenous rights) ("Sustainability Matters")  and other committees have been delegated oversight of other ESG matters such as tailings, organizational culture, ED&I and corporate governance. Senior management has responsibility for the Company's overall sustainability governance processes while Business Unit and operations leaders are responsible for achieving and maintaining sustainable operations.  Each operation has specialist personnel who are dedicated to the day-to-day management of health, safety, environmental, community relations and other social and human rights matters.

  Climate-Related Governance and Risks

Our EHSS Committee is responsible for assisting the Board with its oversight of the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters, including, without limitation, the adoption of any climate-related targets and any strategic plans to address other climate-related and nature-based risks and opportunities. In addition, the EHSS Committee is responsible for the monitoring of climate-related risks and other emerging nature-based risks and management is accountable for reporting these risks to the EHSS Committee through, among other processes, the ERM program.  We have an EHSS Charter to make these accountabilities clear.

In addition, management has formed an ESG Steering Committee that reports to the EHSS Committee (as described below) and our Disclosure Committee is responsible for ensuring that the information we disclose with respect to Hudbay's environmental or climate-related strategy, targets or performance is adequately and properly substantiated, not misleading and reported in compliance with applicable laws and regulations.

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  Climate-Related Strategy and Targets

In 2021, we initiated a roadmap to identify and manage opportunities to reduce greenhouse gas ("GHG") emissions in alignment with global decarbonization goals. Since that time our business has diversified and grown substantially and we have dedicated efforts to developing a more sustainable plan to mitigate and track our GHG impacts.

In 2024, we established an ESG Steering Committee comprised of members of senior management and conducted a thorough analysis of our GHG reduction strategy and efforts. In early 2025, following this review, the ESG Steering Committee recommended a new approach to mitigate and track our GHG impacts that better reflects the diversified nature of our business and shared its findings with the EHSS Committee. This approach considers the differences between underground and open pit mining operations, and the unique demands of various business units in different locations.

Moving forward, we are committed to a GHG reduction strategy that requires each business unit to establish site-specific intensity targets that align with their operational context. We have gained buy-in from all business units to align with this strategy, allowing us to better track our performance and providing greater transparency for stakeholders.

In early 2026, Hudbay received a proposal from the Shareholder Association for Research and Education ("SHARE"), on behalf of Régime de retraite de l'Université de Montréal and the co-filer, the Hamilton Community Foundation (collectively, the "Proponents"), regarding the disclosure of an emissions reduction strategy for greenhouse gas emissions, including all material value chain emissions and long-term plans for direct emissions reduction.

As part of Hudbay's ongoing work on its emissions reduction strategy, Hudbay has developed a phased approach to understand and address Scope 3 emissions. Through discussions with the Proponents, Hudbay has agreed to pursue a measurable strategy to estimate material Scope 3 emissions. This work will initially include engaging suppliers and material customers to understand their emissions measurement and reduction efforts. Hudbay will articulate Phase One of its phased approach to addressing Scope 3 emissions and a commitment to setting a 2040 Scope 1 and Scope 2 target in its 2025 Annual Report.

As a result of these discussions and continued engagement with SHARE, the Proponents have agreed to withdraw the proposal.

  Towards Sustainable Mining Program

As a member of the Mining Association of Canada, Hudbay participates in its TSM program, a leading sustainability standard in the mining industry. The TSM program is based on guiding principles and supported by a set of tools and performance indicators to ensure key mining risks are effectively managed.  Participation in TSM supports accountability, transparency and credibility by evaluating and publicly reporting our performance across the following protocols and frameworks:

● Indigenous and Community Relationships

● Climate Change

● Tailings Management

● Biodiversity Conservation Management

● Safe, Healthy and Respectful Workplaces

● Crisis Management and Communications Planning

● Water Stewardship

● Preventing Child and Forced Labour

● Mine Closure Framework

● Equitable, Diverse and Inclusive Workplaces

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The TSM protocols and frameworks are incorporated into our overall management systems and company standards. Although we are only required to implement the program at our Canadian operations, we commit to implementing the program at all of our operations globally. The goal is for each facility to achieve a minimum of Level A - which is considered good performance and demonstrates that commitments and accountabilities are in place and consistent with the protocol - in all performance areas.

  Tailings Governance

Our Tailings Governance Charter specifies the governance that supports the safe, efficient and effective management of tailings facilities.  Each site or business unit employs a tailings management system that supports the day-to-day activities - such as planning, monitoring, risk identification and reporting - associated with the safe management of tailings design, construction and operation.

One important requirement in the TSM protocol is that a company's governance defines and documents accountability and responsibility for tailings management.  Our Accountable Executive Officer ("AEO"), who is our Chief Operating Officer, has the authority and responsibility to engage with Hudbay's Board on any issues related to tailings management.  Each business unit Vice President has similar accountabilities to the AEO for facilities within their business unit.  A Tailings Governance Team, composed of individuals from the business units and relevant corporate functions, serves in a monitoring and advisory role to assist the AEO in the design and implementation of appropriate processes to carry out the required third-party reviews and provide information to the AEO.

Our Senior Vice President, Exploration and Technical Services, is responsible for assisting our Chief Operating Officer and Technical Services team with the planning and oversight of tailings facilities in line with TSM requirements, Canadian Dam Association guidelines and applicable legislation. In addition, this individual is responsible for developing a strategy for the approval and execution of monitoring and reclamation activities for non-producing mines and facilities, which is an area of focus following the closure of our Flin Flon operations.

Key third-party roles include the following:

● Independent technical review board ("ITRB") - a panel of qualified and experienced individuals, who have not been directly involved with the design or operation of the facility, evaluates the technical aspects of TSFs at least annually (and typically twice per year - one being a site visit and the other a teleconference) throughout the mine lifecycle.  The ITRB's findings are reported by management to the Board's Technical Committee and the Technical Committee Chair may elect to meet with management and the ITRB as needed.

● Engineer of record ("EOR") - a qualified individual who verifies that the facilities are designed, constructed and performing in accordance with performance objectives and all applicable guidelines, standards and regulatory requirements.

● Dam safety review provider - an external expert conducts dam safety reviews, independent of the ITRB and EOR, every five years, as per the recommendation of the Canadian Dam Association's Dam Safety Guidelines.

Annual tailings management reviews at our operating sites assess compliance with our Tailings Governance Charter and the TSM protocol. The review findings are reported to our Technical Committee, which oversees tailings management on behalf of the Board.

  Sustainability Reporting

Hudbay has long believed that transparently disclosing our sustainability performance is good business and essential to earning and maintaining stakeholder trust.  We have published an Annual Report (formerly referred to as our Sustainability Report) since 2004 and our 2025 report will be published in the second quarter of 2026 and be made available on our website at www.hudbay.com.

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For several years, Hudbay has published its ESG disclosures in accordance with the GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board) guidelines and standards.  We have also participated in CDP's annual questionnaires on our greenhouse gas emissions, water management practices and forest-related risks and opportunities, and we mapped our climate disclosures against the Taskforce on Climate-related Financial Disclosures (TCFD) framework from 2021 to 2024. For many years, these standards have been considered among the most credible and widely adopted sustainability/ESG reporting frameworks. Hudbay expects to enhance our climate disclosures beginning this year with the mapping of our Annual Report to the Canadian Sustainability Disclosure Standard 2 ("CSDS 2") and the introduction of a new supplemental climate disclosure document. We believe this enhanced climate disclosure will provide stakeholders in the financial markets (e.g., investors, lenders, insurers and regulators) climate-related information useful to decision making.

Our 2025 Annual Report is being prepared pursuant to the GRI guidelines, the SASB Metals and Mining Standard and the recommendations of the CSDS 2.

We regularly review and analyze any developments associated with (or proposed changes to) the various frameworks described above and are actively monitoring any anticipated regulatory changes, as we continuously seek to improve our reporting disclosures and transparency on our performance.

   ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code").  The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code.  The Certification Policy also requires that all directors, officers and employees with an active Hudbay email address across the organization annually certify their understanding of the Code and acknowledge that they will abide by the Code.  We regularly conduct training sessions across the organization relating to applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them.  In December 2025, we launched an online certification campaign in which all employees with an active Hudbay email address were provided copies of the Code and our key compliance policies (including anti-corruption policies) and asked to e-sign the policies to certify their understanding of the policies and their compliance therewith.

The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets.  In addition, our Global Supplier Due Diligence Policy and our supplier and customer codes of conduct are intended to ensure that we and our subsidiaries transact with suppliers and customers who share our expectations for ethical conduct and compliance with laws.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head.  The Board has adopted a Whistleblower Policy for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters.  These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or assign an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint.  In addition, under the Whistleblower Policy, Hudbay has a third-party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously.  These concerns can be reported online, by mail or by phone.

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The Board, through the Audit Committee, monitors compliance with the Code. Hudbay's Senior Vice President, Legal and Organizational Effectiveness provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board.  The Board did not grant any waiver of the Code in 2025. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics, Customer Code of Conduct and Ethics and our Statement on Anti-Corruption may also be accessed on our website at www.hudbay.com.

Additionally, in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (referred to as Canada's "Modern Slavery Act"), Hudbay will file a Modern Slavery Report for the reporting period ending December 31, 2025 (the "2025 Modern Slavery Report"), a copy of which will be made available to shareholders on our website at www.hudbayminerals.com/disclosure-centre.

   SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders.  We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public.  Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board maintains a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which shareholders have the opportunity to participate and ask questions of the Board, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. As part of these efforts, in 2025, our Board Chair reached out to our 50 top shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest. This resulted in meetings between our Board Chair and the Chair of the CGN Committee with some of our significant shareholders.

Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.

Attention: Chair of the Board

25 York Street, Suite 800

Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team continue to be in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

   DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the media.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. It is also intended to ensure that our public disclosure is factual, balanced and not misleading.

2026 MANAGEMENT INFORMATION CIRCULAR | 41

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with securities laws and other applicable laws and regulations.  The members of the Disclosure Committee generally include the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Senior Vice President, Legal and Organizational Effectiveness, the Senior Vice President, Capital Markets and Corporate Affairs and such other members of senior management deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings and reports prior to their release, oversees the disclosure of information on our website and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls (including those related to sustainability disclosure).  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee and all material sustainability disclosure is reviewed by the EHSS Committee, which committees ultimately recommend such disclosure for approval by the Board.

   COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate.  The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

  Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee. All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

  Audit Committee

Members: Paula C. Rogers (Chair), John E. F. Armstrong, George E. Lafond and Stephen A. Lang.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our ERM, information technology, cyber security and insurance programs. The Audit Committee receives regular reports from management on internal audit, risk management, information technology, cyber security, tax strategy, insurance, litigation, compliance with the Code, pension plans and other matters.  In addition, the Audit Committee is responsible for overseeing investigations into any complaints received by our third-party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

The Audit Committee meets at least quarterly and meets separately with senior management, the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management and a session at which only representatives of the independent auditor are present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than one other reporting issuer.

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Information about the background and experience of each Audit Committee member and the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2025 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF.  Our AIF may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

  Compensation and Human Resources Committee

Members: Colin Osborne (Chair), John E. F. Armstrong and Jeane L. Hull.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, CEO and senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2025, including its oversight of executive compensation and its review of Hudbay's 2025 performance against the corporate scorecard, see "Statement of Executive Compensation".

  Corporate Governance and Nominating Committee

Members: Carin S. Knickel (Chair), Colin Osborne and Paula C. Rogers.

The CGN Committee makes recommendations to the Board as to the size and composition of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, leading an annual Board evaluation process, managing the Board's shareholder engagement activities, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and ensuring the effective governance of Hudbay.

The CGN Committee's activities over the past year included overseeing a comprehensive board effectiveness review, carrying out searches for and onboarding two new directors, and making recommendations to the Board with regards to Board size, composition and nominees for election as directors as set forth in this Circular.

  Environmental, Health, Safety and Sustainability Committee

Members: George E. Lafond (Chair), Carin S. Knickel and Laura Tyler.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of Sustainability Matters. This includes oversight of the Company's compliance with applicable legal, regulatory and voluntarily adopted standards related to Sustainability Matters; the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters (including any climate-related targets); the development and implementation by management of policies, programs and systems related to the monitoring and external reporting of the Company's performance in relation to Sustainability Matters; and the monitoring of risks and trends related to Sustainability Matters.

The EHSS Committee receives quarterly reports from management on environmental, health and safety matters at the Company's operations. In addition, it is responsible for ensuring management promotes a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also receives regular reports on our management systems at our operations and reviews and recommends our Annual Report and Modern Slavery Report for approval by the Board.

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  Technical Committee

Members: Jeane L. Hull (Chair), Stephen A. Lang and Laura Tyler.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and strategic investments and significant operational initiatives proposed to be undertaken

   THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Dear Shareholder,

2025 was a transformative year for Hudbay, defined by record-breaking financial performance and the successful execution of our strategic de-leveraging and growth initiatives. Our diversified operating platform demonstrated exceptional resilience, navigating complex external challenges in Manitoba and Peru to deliver record annual revenue of US$2.2 billion and exceed US$1.1 billion in adjusted EBITDA for the first time in our history. These results were underpinned by our 11th consecutive year of meeting consolidated copper production guidance, a testament to our operational excellence and the dedication of our global teams.

In an increasingly complex and competitive operating environment, we remain equally focused on attracting, developing and retaining best-in-class talent across our global operations, recognizing that our people are fundamental to sustaining our performance and delivering long-term value for our shareholders.

Exceptional Operational Resilience

Our commitment to consistent delivery was tested in 2025 by uncontrollable external factors, including wildfire evacuations in Manitoba and social unrest in Peru. Despite these headwinds, we achieved full-year consolidated copper and gold production guidance, producing 118,188 tonnes of copper and 267,934 ounces of gold.

The Manitoba operations were defined by a year of resilience, successfully normalizing in the fourth quarter after significant disruptions. Production levels were impacted by over two months of deferrals caused by mandatory wildfire evacuations and an eight-day weather-related power outage in October. A major highlight was the New Britannia mill, which achieved a record throughput of 2,300 tonnes per day in December, far exceeding its original design capacity. The Lalor mine supported this by prioritizing high-margin gold zones to ensure a consistent feed of quality ore. Safety remained a core focus, with the unit achieving a 15% reduction in total recordable injury frequency. Manitoba's cost performance was also very strong and the outlook for growth in Manitoba is very positive, with the 1901 deposit being prepared for full production in late 2027, and the largest exploration program in Snow Lake's history.

In Peru, our operations faced challenges, including social unrest that led to protests at our site and a temporary suspension of operations in late September. Our Peru team did an admirable job of safely diffusing the situation and after returning to full operations they delivered their strongest quarterly performance of the year in the fourth quarter. While copper production remained within the guidance range, gold production far exceeded the top end of the annual guidance by 24%.

In British Columbia, in early 2025 we acquired the remaining 25% stake in Copper Mountain, resulting in 100% ownership of Copper Mountain by Hudbay. Accordingly, 2025 represented a transition year focused on advancing a multi-year optimization and stabilization plan intended to gain access to higher grade ore and position the business for long-term profitability. While there were operational disruptions, including unplanned maintenance on the primary SAG mill, mill performance remained steady pending upgrades scheduled for mid-2026. Further, the benefits of our over 240 new employees started to be realized as mining rates increased substantially toward the end of the year. In early 2026, Copper Mountain achieved significant milestones by completing updated Participation Agreements with two local First Nations and we received key permit amendments that will allow for the development of the New Ingerbelle expansion project, which is expected to substantially increase the mine life at Copper Mountain.

A defining achievement of the year was the significant de-risking of our world-class growth pipeline. In early 2026, we closed a highly accretive US$600 million joint venture transaction with Mitsubishi Corporation, securing a premier strategic partner for the development of our Copper World project in Arizona. This partnership validates the long-term value of Copper World and provides the financial flexibility to move toward a sanctioning decision in 2026.

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A Transformed Balance Sheet

Our record financial performance allowed us to achieve our de-leveraging targets ahead of schedule. We generated over US$380 million in free cash flow in 2025, which supported the reduction of our long-term debt by US$102 million. We concluded the year with a net debt to adjusted EBITDA ratio of 0.4x, an improvement from 0.6x at the end of 2024 and the strongest position for the company in more than a decade. Our financial position as at December 31, 2025 positions us very well to pursue the development of Copper World and other growth initiatives in our portfolio.

Executive Compensation and 2025 Performance

The Compensation and Human Resources Committee remains committed to a "pay-for-performance" philosophy that aligns management incentives with long-term shareholder value. The 2025 corporate scorecard reflected these priorities: meeting consolidated production guidance despite external disruptions, maintaining industry-leading cost performance, record cash generation and reaching critical milestones at Copper World and Copper Mountain - all while achieving improved safety performance at all of our operations. These successes were reflected in our substantial share price appreciation, as our shares increased by 134% over the course of 2025 and we feel the 128.5/100 score in our corporate scorecard properly reflects management's very strong performance in 2025.

In 2026, we will embark on generational investments in our operating portfolio. The Committee will continue to ensure that our executive compensation programs reward the successful execution of these high-return projects while maintaining the strong financial discipline that has become the hallmark of Hudbay's recent transformation. We look forward to seeing you at our annual meeting and discussing our path forward.

Sincerely,

Colin Osborne
Chair, Compensation and Human Resources Committee

46 | 2026 HUDBAY MINERALS INC.

COMPENSATION DISCUSSION AND ANALYSIS

  COMPENSATION AND HUMAN RESOURCES COMMITTEE

  Membership and Relevant Experience

The current members of the Compensation and Human Resources Committee (the "Committee") are Colin Osborne (Chair), John E.F. Armstrong and Jeane L. Hull. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

Mr. Osborne has been President and Chief Executive Officer of Samuel, Son & Co. since 2019 and sits on its Board of Directors. He is responsible for the development and leadership of Samuel's long-term strategy and growth plans and oversees the Human Resources function. Mr. Osborne has extensive board experience and has sat on the boards of numerous public and private equity run businesses, including Strongco Inc., where he served on the Compensation Committee, and TMS International.

Mr. Armstrong had a long career as a strategic advisor and subsequently held the position of CEO of Versamet Royalties, a metals royalty and streaming company. Prior to his time at Versamet, Mr. Armstrong spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm's investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. In this role, Mr. Armstrong was a member of BMO Capital Markets' executive committee and various capital commitment committees. He was also a member of BMO Financial Group's Performance Committee and its Leadership Council for Diversity & Inclusion.

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most recently holding positions of Chief Operating Officer of Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation. Ms. Hull also has more than 10 years of independent director experience and currently serves as a member of the board of directors of Wheaton Precious Metals, Epiroc AB and Coeur Mining, Inc. Ms. Hull is currently a member of the Compensation and Leadership Development Committee of Coeur Mining, Inc.'s board. Additionally, Ms. Hull previously served on the boards of Trevali Mining Corporation, Copper Mountain Mining Corporation, Pretium Resources Inc., Interfor Corporation and Cloud Peak Energy Inc. While on the board of Trevali Mining Corporation, Ms. Hull served as Chair of the Compensation and Human Resources Committee.

  Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines. The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

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   COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

What We Do

Say on Pay: We hold an annual advisory “Say on Pay” vote on executive compensation. Last year, our “Say on Pay” vote received support from 97.85% of shareholders who voted on the matter

Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders about executive compensation. In 2025, the Board reached out to our 50 top shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest.

Performance Objective Setting: The Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy

Corporate Scorecard: The Board adopts an annual corporate scorecard, including a scoring system with specific financial, operating, ESG and growth/strategy targets for assessing Hudbay’s performance

Balanced Scorecard: A balanced number of annual performance objectives limits the impact any particular activity could have on the overall corporate performance score

Equity Incentives Emphasize Longer-Term Performance: PSU and RSU awards fully vest after three years and options remain exercisable for seven years; this motivates longer-term performance

Independent Compensation Consultant: The Committee engages an independent compensation consultant who helps the Committee ensure our compensation levels and practices are reasonable and prudent while remaining competitive

Anti-Hedging Policy: Our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation and trading during our blackout periods

Double Trigger on Change of Control: A “double trigger” is included in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also terminated

Equity Ownership Guidelines: Executives are required to comply with our equity ownership guidelines, including a requirement for the CEO to own equity equal to at least 3x of his/her base salary

Clawback Policy: The Board has adopted a “clawback” policy that requires the reimbursement of excess incentive-based compensation received by executive officers in the event of (i) materially non-compliant financial statements; or (ii) a wrongful act by an executive officer

48 | 2026 HUDBAY MINERALS INC.

  EXECUTIVE COMPENSATION OVERVIEW

  Named Executive Officers

For 2025, our Named Executive Officers, referred to as our NEOs, were:

● Peter Kukielski, President and Chief Executive Officer (CEO);

● Andre Lauzon, Chief Operating Officer;

● Eugene Lei, Chief Financial Officer;

● Patrick Donnelly, Senior Vice President, Legal and Organizational Effectiveness; and

● Javier Del Rio, Senior Vice President, US Business Unit.

  Compensation Philosophy

Our executive compensation philosophy is to:

● provide competitive compensation to attract and retain a talented and high-achieving executive team;

● appropriately incent our executives to achieve our strategic and operational objectives; and

● align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion and Analysis, our compensation program is structured with the following elements in mind:

● a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;

● our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and

● we generally target our executive's compensation at the market median.

  Compensation Comparator Group

The compensation comparator group shown below was approved by the Committee in 2024 for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2025 target pay levels. The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies	Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.
Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

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Compensation Comparator Group	*Relative positioning as at December 31, 2025.
Alamos Gold Inc.
B2Gold Corporation
Capstone Copper Corp.
Centerra Gold Inc.
Eldorado Gold Corporation
Ero Copper Corp.
Hecla Mining Company
IAMGOLD Corporation
Kinross Gold Corporation
Lundin Mining Corporation
New Gold Inc.
OceanaGold Corporation
Pan American Silver Corp.
SSR Mining Inc.

  Compensation Governance

Committee Activities

Since August 2025, the Committee has undertaken the following activities related to the 2025 and 2026 compensation process:

Executive Compensation Benchmarking Review	● Approved the updated comparator group used to benchmark executive compensation

● Oversaw compensation benchmarking for our executives for the purpose of determining 2025 and 2026 target pay levels

● Reviewed compensation and governance trends specific to the mining industry
Compensation Recommendations	● Made recommendations to the Board with respect to 2025 and 2026 target compensation levels for executives

● Made recommendations to the Board regarding the compensation awarded to our named executive officers and Senior Vice Presidents in respect of 2025 performance

● Approved the compensation awarded to our Vice Presidents in respect of 2025 performance
Annual Cash Incentive (STIP)	● Considered management's recommendations regarding our 2025 performance and results under the corporate scorecard, and made a performance recommendation to the Board

50 | 2026 HUDBAY MINERALS INC.

Long-Term Incentives (LTIP)	● Reviewed and affirmed the mix of LTIP instruments, and the design of our PSUs

● Monitored the performance of outstanding PSUs, including current-year and overall performance against the comparator group, along with performance against the return on invested capital (ROIC)
       metric and approved the payout of PSUs granted in 2023 (see "Components of Hudbay's Executive
Compensation Program - Long-Term Incentive Plan (LTIP)")
Compensation Disclosure	● Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this Circular
Leadership and Organizational Effectiveness	● Oversaw a succession planning and development process for the CEO and management's succession planning process for senior executives and other key employees

● Oversaw the ongoing implementation of our Organizational Effectiveness initiatives, including leadership development programs and culture action plans
Risk Oversight	● Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention and collective bargaining
In Camera Sessions	● The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in overseeing the activities outlined below.

Management	Members of senior management assist the Committee by compiling information to be used in its determinations, including:

● Recommending a peer group for compensation benchmarking

● Reporting to the Committee on compensation and succession planning and retention related risks

● Drafting of proposed corporate scorecards, objectives, and associated targets

● Providing input on our achievement relative to corporate and individual objectives

● Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation

● Compiling compensation data for the purposes of disclosure in this Circular

● Preparing and presenting updated management succession plans

● Updating the Committee on Human Resources and Organizational Effectiveness initiatives

● Providing feedback on the CEO's performance against his annual objectives

● Reporting to the Committee on employee turnover, recruitment and culture initiatives, retention, collective bargaining and other human resources matters

The Committee also relies on the CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

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Independent Advisor	To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide the Committee with independent advice on executive and director compensation, incentive plan design, and related governance matters.

The nature and scope of services provided by Hugessen to the Committee in 2025 included:

● Providing advice regarding pay comparator group and NEO, Senior Vice President and director compensation levels

● Providing information regarding compensation and related governance trends in the mining industry

● Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations

● Providing analysis of CEO realized and realizable pay levels

● Providing analysis of STIP and LTIP performance measures

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation-related services. Hugessen did not provide any other services in either year.

2025		2024
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$128,481	Nil	$112,108	Nil

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  Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

Clawback Policy

The Board has adopted an incentive-based compensation clawback policy, which was amended in early 2023 to ensure compliance with SEC rule changes. The clawback policy is summarized below.

Element	Our Policy
Incentive-Based Compensation subject to Clawback	● STIP ● LTIP
Eligible Executive Officers	● CEO, Chief Financial Officer, Chief Operating Officer, all Senior Vice Presidents and certain Vice Presidents
Lookback Period	● The three-year period preceding the date on which the Company (a) determines it is required to restate materially non-compliant financial statements or (b) discovers the
Executive Officer has been involved in a wrongful act
Excess Incentive-Based Compensation	● the amount by which any Incentive-Based Compensation based on erroneous or inaccurate data in materially non-compliant financial statements exceeds the amount of
       Incentive-Based Compensation that would have been awarded based on the subsequent restatement or correction of such materially non-compliant financial statements; or
● the amount by which any Incentive-Based Compensation that is awarded following a wrongful act of the Executive Officer of which the Board was not aware exceeds the amount of any Incentive-Based Compensation that would have been approved had the
Board been aware of an Executive Officer's involvement in a wrongful act

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Element	Our Policy
Triggering Events	● The Board shall require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of materially non-compliant financial statements that require a restatement

● The Board may require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of:

       o materially non-compliant financial statements that do not require a restatement; or

       o if the Board determines in its sole discretion that the Executive Officer has been involved in any wrongful act

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	● CEO: 3x base salary ● Chief Financial Officer, Chief Operating Officer and all Senior Vice Presidents: 2x base salary ● All Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	● Common shares ● Share units (vested and unvested PSUs and RSUs) ● Valued based on cost of acquisition or value at time of grant
Timeframe to meet Ownership Requirement	● Four years from appointment as an officer ● Four years from any base salary increase to meet additional requirement ● Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below.

54 | 2026 HUDBAY MINERALS INC.

Our current NEOs' progress in meeting our share ownership guidelines as at March 30, 2026 is shown in the following table:

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)(2)		Total Equity Ownership	Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
			[A]	[B]	[C] = [A] + [B]
Peter Kukielski	3x	3,299,703	6,324,327	1,027,888	7,352,216	223%
Andre Lauzon	2x	1,393,140	2,928,316	557,401	3,485,709	250%
Eugene Lei	2x	1,250,624	2,014,568	1,440,290	3,454,868	276%
Patrick Donnelly	2x	1,053,486	1,524,774	871,328	2,396,102	227%
Javier Del Rio	2x	1,274,034(3)	1,452,112	441,038	1,893,150	149%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

2. In the case of Mr. Kukielski, the total under "Share Units" includes DSUs that he was awarded prior to his appointment as permanent CEO in early 2020.

3. Mr. Del Rio's base salary is paid in US dollars. For illustrative purposes only in the table above, Mr. Del Rio's 2026 base salary has been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00. For clarity, Mr. Del Rio is scheduled to earn a base salary of US$464,976 in 2026.

  COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

  Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	● Annual cash compensation which serves as competitive, stable income and enables attraction and retention
Retirement Benefits	● Pension plan which rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)	● Annual cash bonus based on corporate and, for non-CEO executives, individual performance

● Links compensation to corporate performance (measuring operational, ESG, financial and growth and strategy metrics) and individual performance, which motivates executives to achieve our annual objectives
Long-Term Incentive Plan (LTIP)	● Mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance

● Aligns the interests of executives and shareholders

● Encourages longer-term retention

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Other
Employee Share Purchase Plan	● Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay

● Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders
Perquisites and Other Benefits	● May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request

● Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention

● Does not represent a material portion of overall compensation

In 2025, approximately 81% of our CEO's and an average of approximately 71% of our non-CEO NEOs' target total direct compensation was variable and at-risk.

  Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

56 | 2026 HUDBAY MINERALS INC.

The 2025 and 2026 base salaries of our NEOs are shown below.

Executive	2025 Base Salary ($)	2026 Base Salary ($)
Peter Kukielski	1,047,525	1,099,901
Andre Lauzon	651,000	696,570
Eugene Lei	573,681	625,312
Patrick Donnelly	501,660	526,743
Javier Del Rio(1)	606,683	637,017

1. Mr. Del Rio's base salary is paid in US dollars. For illustrative purposes only in the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$442,834 in 2025 and is scheduled to earn a base salary of US$464,976 in 2026.

  Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. For 2025, our CEO's annual STIP award was based 100% on corporate performance given his overall accountability for all aspects of corporate performance. Our non-CEO NEOs' STIP was based 85% on corporate performance and 15% on individual performance. Individual performance of our non-CEO NEOs is assessed each year by the Committee, in consultation with the CEO. A summary of our NEOs' individual performance assessments for 2025 can be found in "Determination of 2025 Individual Performance Scores".

2025 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives, including our NEOs, as they carry out Hudbay's strategy over the course of the year. Management is expected to be rigorous in their goal-setting as the Committee is very reluctant to make adjustments to any performance objectives during the year. Performance is monitored throughout the year, and at year-end, the Committee assesses the Company's performance against each Corporate Scorecard objective and considers all relevant factors, both positive and negative. While the Committee retains discretion to ensure that Corporate Scorecard results are fair, they use this discretion cautiously and, where practical, use metrics that are objectively measurable so the use of discretion can be minimized.

As in prior years, the Corporate Scorecard the Board adopted in early 2025 included performance categories based on operational, ESG, financial and growth/strategic performance.

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The results of management's performance against the 2025 scorecard metrics are shown in the table below. The Board assigned a final corporate score of 128.5/100, which reflected management's strong performance in 2025 in the face of significant operating challenges, including a two-month shutdown of our operations in Manitoba due to the impact of wildfires.

	Metric	Performance Measures / Objectives			2025 Results & Commentary	2025 Score
Operations	Production (aggregate Cu eq. tonnes in concentrate)	50%	100%	200%	213kt	6/10
		207kt	235kt	261kt
	Cost Performance (sustaining cash cost per pound of copper produced)(1)	50%	100%	200%	US$1.44/lb	20/10
		US$2.65/lb	US$2.44/lb	US$2.25/lb
	British Columbia Optimization (average tonnes per day of material moved)	50%	100%	200%	Below threshold	0/5
		260ktpd	280ktpd	300ktpd
ESG	Safety (Total Recordable Injury Frequency Rate)	50%	100%	200%	Achieved top-out	20/10
		Below 10% above 3-year average and below 1.21 in 2025	Below 3-year average and below 1.10 in 2025	Below 3-year average and below 0.99 in 2025
	Community and Government Relations – British Columbia	50%	100%	200%	Achieved target	10/10
		New Ingerbelle permit amendment applications accepted for review by government of British Columbia	Execution of Participation Agreements and New Ingerbelle permit amendment application accepted for review by government of British Columbia	Formal decision by government of British Columbia officials that the New Ingerbelle permit amendments will be granted
	Community and Government Relations – Manitoba and Peru	50%	100%	200%	Achieved threshold	2.5/5
		Sign exploration agreement with First Nation regarding Talbot deposit exploration in Manitoba	Threshold plus no production interruptions in Peru due to community unrest and blockades	Assessed based on challenges during the year plus progress on key community agreements

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	Metric	Performance Measures / Objectives			2025 Results & Commentary	2025 Score
Financial	Operating Cash Flow (Actual before change in non-cash working capital)	50%	100%	200%	US$700M	20/10
		US$386M (Budget -20%)	US$482M (Budget)	US$579M (Budget +20%)
	Balance Sheet	50%	100%	200%	Achieved top-out	20/10
		Meet new stricter covenants in respect of revolving credit facility extension and maintain Net Debt/EBITDA ratio at or below stated target	Threshold and achieve refinancing of outstanding senior unsecured notes due April 2026 or year-end cash of at least stated target	Target and year-end actual debt is below stated target
Growth and Strategy	Copper World	50%	100%	200%	Achieved top-out	20/10
		Renegotiate Wheaton stream agreement	Secure joint venture partner or secure equivalent capital contributions and Feasibility Study on schedule	Target completed with superior financial terms
	Exploration	50%	100%	200%	Below threshold	0/10
		Receipt of exploration permits at Maria Reyna and Caballito	Receipt of exploration permits at Maria Reyna and Caballito and commence drilling	Significant new exploration discovery in Peru and Manitoba
	Achievement of Strategic Objectives	Assessed against strategic priorities set out at the start of the year			Achieved target	10/10
						128.5/100

1. Cost Performance is based upon the Company's sustaining cash cost per pound of copper produced. Sustaining cash cost per pound of copper produced is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation of the Company's sustaining cash cost per pound of copper produced, please see the discussion under the heading "Non-GAAP Financial Performance Measures" in the Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2025, a copy of which is available on the Company's SEDAR+ and EDGAR profiles.

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  Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

The Compensation and Human Resources Committee oversees our LTIP with the objective of ensuring the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. Our LTIP design includes a mix of equity incentives for our NEOs involving PSUs, RSUs and share options ("options").

For the grant made to our NEOs in February 2025, the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

Performance Share Units ("PSUs")

● Cliff vest after 3 years based on the achievement of a performance multiplier with a payout range of 0% - 200%

● Performance is based on relative TSR (75%) and ROIC (25%)

● Settled in cash or common shares

Restricted Share Units ("RSUs")
● Vest on a rateable basis over three years (i.e. 1/3 per year)(1) ● No front-end performance conditions ● Settled in cash or common shares
Options
● Vest on a rateable basis over 3 years (i.e., 1/3 per year) ● 7-year term ● Upon exercise, settled in shares issued from Hudbay's treasury

(1) Commencing with the LTIP grant awarded in February 2024, RSUs vested rateably over three years, while PSUs continued to cliff vest after three years. RSU grants awarded prior to February 2024 cliff vested after three years.

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LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applied to Mr. Kukielski's 2025 award is as displayed below:

Mr. Kukielski's 2025 LTIP Compensation

$1,047,525 Mr. Kukielski's 2025 Base Salary		265% ($2,775,941) Mr. Kukielski's 2025 Target LTIP Grant as a % of Base Salary		50% Target PSU Mix of LTIP		Share Price at Date of Grant: $12.05		Target PSU Grant Size: 115,184 PSUs

	x		x	25% Target RSU Mix of LTIP	÷		=	Target RSU Grant Size: 57,592 RSUs

				25% Target Option Mix of LTIP		Option Value at Date of Grant: $5.39		Target Option Grant Size: 128,754 Options

Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a Hudbay common share at the vesting date. PSUs will cliff vest at the end of three years. The PSUs are subject to performance and vesting conditions such that all PSUs will be forfeited if a threshold level of performance is not met. Conversely, additional PSUs will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC as performance conditions for the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the Company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group for 2025 consists of the following base metals mining issuers:

2025 Performance Peer Group
Antofagasta plc	Atalaya Mining	Capstone Copper Corp.	Ero Copper Corp.
First Quantum Minerals Ltd.	Freeport McMoran	Ivanhoe Mines	Lundin Mining Corporation
MAC Copper Limited	Nexa Resources S.A.	Sandfire Resources	Taseko Mines
Teck Resources	29 Metals Inc.

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The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

o 10% annual Relative TSR for year 1 of the Performance Period

o 10% annual Relative TSR for year 2 of the Performance Period

o 10% annual Relative TSR for year 3 of the Performance Period

o 70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Performance Level	Performance Objective	Relative TSR Multiplier
Maximum	Hudbay TSR is at the 90th percentile of the Performance Peer Group	200%
Between Target and Maximum	Hudbay TSR is at the 75th percentile of the Performance Peer Group	150%
Target	Hudbay TSR is at the 50th percentile of the Performance Peer Group	100%
Threshold	Hudbay TSR is at the 25th percentile of the Performance Peer Group	50%
Below Threshold	Hudbay TSR is below the 25th percentile of the Performance Peer Group	0%

Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

62 | 2026 HUDBAY MINERALS INC.

The ROIC Multiplier for the 2025 PSU grant is calculated as follows:

Performance Level	Performance Objective(1)	ROIC Multiplier
Maximum	Hudbay's ROIC is equal to or greater than 10%	200%
Target	Hudbay's ROIC is equal to 6.5%	100%
Threshold	Hudbay's ROIC is equal to 5%	50%
Minimum	Hudbay's ROIC is less than 5%	0%

1. Performance objective targets are reviewed on an annual basis.

The ROIC Multiplier will be linearly interpolated for amounts between each performance level. The performance objective targets for the 2025 grant were set with reference to budgeted financial performance and a view to improve return on invested capital. The performance objective targets are reviewed each year.

Restricted Share Units

Restricted Share Units are like PSUs in that they are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. However, they are not subject to performance conditions that can increase or decrease the number of units that vest. Instead, the only vesting condition is time in that the units vest at the end of a specified period provided the recipient remains employed by the Company at the time of vesting. Commencing with the 2024 grant, RSUs vest rateably over a period of three years (i.e., one-third per year). For 2023 and prior years, RSUs cliff vested after a period of three years.

Options

Share options are widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes using share options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

The options vest in equal installments over three years and will remain exercisable for a period of seven years.

The PSUs and RSUs granted in early 2025 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

2026 LTIP Grant

For the LTIP grant made to our NEOs in February 2026, in respect of the 2026 fiscal year, the grants involved the same blend of PSUs, RSUs and options as were issued in 2025, in each case with substantially the same terms as in 2025 (as described above).

  Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see the "Retirement Benefits" section below.

2026 MANAGEMENT INFORMATION CIRCULAR | 63

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan ("ESPP") for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with Hudbay's contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

  CEO COMPENSATION

  2025 Compensation

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2025 is shown in the table below:

Name	Base Salary ($)	Target STIP	Target LTIP	Corporate Performance Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation ($)
Peter Kukielski	1,047,525	120%	265%	128.5%	1,615,284	2,775,941	5,438,750

1. Mr. Kukielski's STIP is based 100% on achievement of the corporate score as described in "Short-term Incentive Plan".

2. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2025 CEO LTIP Award", below.

Mr. Kukielski's STIP is based 100% on achievement of the corporate score given his overall accountability for all aspects of corporate performance. Each year, Mr. Kukielski adopts development objectives in consultation with the Committee. While his performance against these objectives is assessed at the end of each year, it is not included in the calculation of his STIP.

64 | 2026 HUDBAY MINERALS INC.

  2025 CEO LTIP Award

The table below shows the LTIP grant made to Mr. Kukielski in early 2025 as part of his 2025 compensation.

Name	2025 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted	# RSUs Granted	# Options Granted
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Peter Kukielski	1,047,525	265%	2,775,941	1,387,971	693,985	693,985	115,184	57,592	128,754

1. The unit price to determine the number of RSUs and PSUs granted was $12.05 and was based on the trailing five-day average price of the Hudbay Shares.

2. The unit price to determine the number of options granted was $5.39 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $10.78 per share.

  CEO Realized/Realizable Compensation

As part of its annual process, the Committee reviews a report on the realized and realizable pay of our CEO, which outlines the differences between his target pay and the compensation actually earned and vested (realized compensation) plus the current value of LTIP awards that have not yet vested (realizable). The table below illustrates our CEO's target total compensation compared to his realized/realizable compensation between 2021 and 2025. The table also shows Hudbay's total shareholder return for the period, which enables a comparison of Mr. Kukielski's compensation against the shareholders' experience. This provides the Committee with perspective on the pay-for-performance linkage over time, which provides context about the effectiveness of current pay programs and helps to inform future compensation decisions.

Table Assumptions:

1. For calculation of ROIC and relative TSR performance in PSUs, completed annual performance periods reflect actual performance and future performance periods were assumed at target.

2. TSR cumulative performance portion tracking measured as of December 31, 2025.

3. All realized awards are valued using their respective settlement price.

4. All realizable equity is valued using the closing price of Hudbay Shares on the Toronto Stock Exchange of $27.25 on December 31, 2025, being the final trading day of 2025.

2026 MANAGEMENT INFORMATION CIRCULAR | 65

  Equity Ownership

As shown in the table below, Mr. Kukielski's total equity ownership, consisting of Hudbay shares, RSUs, PSUs and deferred share units ("DSUs"), had an aggregate market value of $19,769,267 as at March 30, 2026.

Name	Hudbay Shares ($)(1) (1)	RSUs ($)(1)	PSUs ($)(1)	DSUs ($)(1)	Total Market Value of Equity Securities ($)(1)
Peter Kukielski	3,402,072	2,351,058	8,867,383	5,148,754	19,769,267

Note:

1. Based on the $27.01 closing price of Hudbay Shares on the Toronto Stock Exchange on March 27, 2026.

  COMPENSATION OF NON-CEO NEOS

  2025 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2025.

Name	Base Salary ($)	Target STIP (%)	Target Total Cash Compensation ($)	Target LTIP (%)	Target Total LTIP Value ($)	Target Total Direct Compensation ($)
Andre Lauzon	651,000	90%	1,236,900	170%	1,106,700	2,343,601
Eugene Lei	573,681	90%	1,089,993	170%	975,257	2,065,250
Patrick Donnelly	501,660	75%	877,905	150%	752,490	1,630,394
Javier Del Rio(1)	606,683	60%	970,692	120%	728,019	1,698,711

1. Mr. Del Rio's base salary is paid in US dollars. For purposes of the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$442,834 in 2025.

  Determination of 2025 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 15% of their overall annual performance score. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

66 | 2026 HUDBAY MINERALS INC.

The following table shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Andre Lauzon	125/100	• Achieved consolidated copper production guidance and outperformed gold expectations, reaching 117.6kt of copper and 268koz of gold despite wildfires and social interruptions.
• Successfully drove full-year cash costs down to a range of $0.15-$0.35/lb.
• Executed a safe restart of the British Columbia mill following a premature liner failure, returning SAG 1 to operation through rigorous risk management and controls.
• Led strategic assessment of Copper World mine plan.
• Took accountability for leading the Peru business in mid-2026 to ensure leadership continuity following an executive departure and managed the business unit through a crisis involving community protests and an illegal occupation of mine property.
• Developed a comprehensive succession map identifying operations and technical retention risks and secured key talent to ensure continued sustainable leadership.
Eugene Lei	130/100	• Reduced net debt to achieve a leverage ratio of 0.4x, successfully transitioning Hudbay from one of the most levered to the lowest leveraged in its peer group.
• Assisted in securing a US$600 million joint venture with Mitsubishi Corporation for a
     30% stake in Copper World, de-risking the project by removing additional investment requirements until 2028.
• Executed US$102.5 million in opportunistic open market bond repurchases at a discount and secured $30 million in flow-through financing at attractive premiums.
• Oversaw top-decile market performance with a 134% share price increase and a substantial multiple expansion, effectively becoming the "second face" of the company for global growth investors.
• Established the corporate government relations program in 2025, building direct relationships with the Government of Canada to position Hudbay as a "critical minerals champion".
• Strengthened corporate and business unit finance teams with reorganizations and hiring in key roles.

2026 MANAGEMENT INFORMATION CIRCULAR | 67

Name	Individual Performance Scores	Decision Factors
Patrick Donnelly	120/100	• Legal team executed the successful negotiation and closing of the US$600 million Copper
     World joint venture agreement with Mitsubishi Corporation.
• Completed the acquisition of the Copper Mountain minority joint venture interest from
     MMC and concluded the term sheet for the renegotiation of the Wheaton Precious Metals stream.
• Advanced Organizational Effectiveness by launching the second cohort of the One Impact high-potential program and a women's intensive leadership program.
• Strengthened HR capability by assisting with leadership transitions in Arizona, British
     Columbia, and Manitoba while building out the corporate HR/OE team.
• Advanced succession planning process including focused succession planning and career development for key technical services roles.
• Assisted in redesigned community relations controls and systems in Peru.
Javier Del Rio	130/100	• Achieved zero lost time accidents by implementing independent external safety audits and establishing a joint safety council between project and operations groups.
• Successfully defended the Copper World Air permit, resulting in a favorable recommendation from the Administrative Law Judge, and managed proactive engagement with local government.
• Established a comprehensive roadmap for Copper World's final investment decision in mid- 2026, including key infrastructure investments.
• Played a pivotal role in the Copper World joint venture by providing technical context for potential partners and facilitating the establishment of the joint venture governance structure.
• Directed the Mason pre-feasibility study strategy with a focus on de-risking water rights and evaluating potential labour solutions.
• Resourced the business unit leadership team by recruiting high-caliber professionals in projects, finance, HR, permitting and technical roles.

68 | 2026 HUDBAY MINERALS INC.

  2025 STIP Awards

The following table shows the actual STIP awarded to Messrs. Lauzon, Lei, Donnelly and Del Rio with respect to their 2025 performance.

Name	2025 Base Salary ($)	2025 Target STIP		Annual Performance Score		Weighted Average Performance Score	2025 STIP Award ($)
		(%)	Target STIP ($)	Corporate Performance Score (85%)	Individual Performance Score (15%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Andre Lauzon	651,000	90%	585,900	128.5%	125%	128.0%	749,952
Eugene Lei	573,681	90%	516,313	128.5%	130%	128.7%	664,494
Patrick Donnelly	501,660	75%	376,245	128.5%	120%	127.2%	478,583
Javier Del Rio(1)	606,683	60%	364,010	128.5%	130%	128.7%	468,480

1. Mr. Del Rio's base salary and STIP Award is paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2025 STIP Award have been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$442,834 in 2025 and a 2025 STIP Award of approximately US$341,956.

  2025 LTIP Awards

While the STIP payment made to our NEOs was made in early 2026, it is based on achievement of corporate and individual performance objectives in 2025 and therefore is considered compensation in respect of 2025. LTIP grants, on the other hand, are forward-looking, in that they are meant to encourage performance over the period in which the grant remains outstanding. As a result, the LTIP grant made to our NEOs in early 2025 is considered to be 2025 compensation and the LTIP grant made to our NEOs in early 2026 is considered to be 2026 compensation.

Name	2025 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted(1)	# RSUs Granted(1)	# Options Granted(2)
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Andre Lauzon	651,000	170%	1,106,700	553,350	276,675	276,675	45,921	22,961	51,331
Eugene Lei	573,681	170%	975,257	487,629	243,814	243,814	40,467	20,234	45,235
Patrick Donnelly	501,660	150%	752,490	376,245	188,122	188,122	31,224	15,612	34,902
Javier Del Rio(3)	606,683	120%	728,019(4)	376,976	188,488	188,488	31,284	15,642	34,970

1. The unit price to determine the number of PSUs and RSUs granted was $12.05 and was based on the trailing five-day average price of the Hudbay shares.

2. The unit price to determine the number of options granted was $5.39 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $10.78 per share.

3. Mr. Del Rio received his 2025 base salary in US dollars and for purposes of the table above, Mr. Del Rio's base salary has been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00.

4. Mr. Del Rio's actual LTIP issuances in 2025 (being equal to $753,952) differ from his Target LTIP (being equal to $728,019) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

2026 MANAGEMENT INFORMATION CIRCULAR | 69

  2025 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2025.

Name	2025 Base Salary ($)	Actual STIP ($)	Total Cash Compensation ($)	LTIP Value ($)(1)	Total Direct Compensation ($)
Andre Lauzon	651,000	749,952	1,400,952	1,106,700	2,507,653
Eugene Lei	573,681	664,494	1,238,175	975,257	2,213,432
Patrick Donnelly	501,660	478,583	980,243	752,490	1,732,732
Javier Del Rio(2)	606,683	468,480	1,075,163	753,952(3)	1,829,114

1. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2025 LTIP Awards", above.

2. Mr. Del Rio's base salary and STIP Award are paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2025 STIP Award have been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00. For clarity, Mr. Del Rio earned a base salary of US$442,834 in 2025 and a 2025 STIP Award of approximately US$341,956.

3. Mr. Del Rio's actual LTIP issuances (being equal to $753,952) differ from his Target LTIP (being equal to $728,019) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

  PERFORMANCE GRAPHS

  Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return  on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2020 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Atalaya Mining, Capstone Copper, Ero Copper, First Quantum, Freeport McMoRan, Ivanhoe Mines, Lundin Mining, MAC Copper Limited, Nexa Resources, Sandfire Resources, Taseko Mines, Teck Resources and 29 Metals.

(in Cdn. $)	2020	2021	2022	2023	2024	2025
Hudbay Minerals Inc. (TSX)	100	103	77	83	132	310
Copper Price (USD)	100	125	108	109	112	162
S&P/TSX Composite Index	100	125	118	132	160	211
Custom Group (median performance)	100	142	122	138	171	294

70 | 2026 HUDBAY MINERALS INC.

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, as the value of vesting LTIP awards is directly linked to our share price performance. Starting in 2020, we introduced PSUs into our LTIP program and removed the TSR modifier from our corporate scorecard. From that point forward, our executive compensation more closely matched our share price performance, particularly relative to our peers as the number of PSUs that vest will be reduced in periods when our relative share price is behind that of the peer group, and the value of awards that do vest is determined by our share price at the time of vesting.

EXECUTIVE COMPENSATION TABLES

  Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2025, 2024 and 2023 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2025, 2024 and 2023 are the STIP amounts approved by the Board and awarded in early 2026, 2025 and 2024, respectively, in respect of the prior year's performance.

As described above under "Long-Term Incentive Plan (LTIP)", LTIP awards are granted at their target value and the ultimate value to be realized from LTIP awards is based entirely on the Company's future performance, starting in the grant year. As such, the "Share-based awards" and "Option awards" in the Summary Compensation Table for 2025, 2024 and 2023 represent the grant date value of the RSUs and PSUs (in the case of share-based awards) and share options (in the case of option awards) that were granted in February 2025, February 2024 and February 2023, respectively, and are considered part of each NEO's 2025, 2024 and 2023 compensation.

2026 MANAGEMENT INFORMATION CIRCULAR | 71

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(2) ($)	All other compensation (3)(4) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski President and CEO	2025 2024 2023	1,047,525 1,017,015 977,899	2,081,956 1,906,903 1,833,560	693,985 635,634 611,187	1,615,284 1,632,919 1,403,480	- - -	91,893 122,042 117,348	204,272 255,034 275,237	5,734,915 5,569,547 5,218,711
Andre Lauzon Chief Operating Officer	2025 2024 2023	651,000 620,000 556,400	830,025 790,500 709,410	276,675 263,500 236,470	749,952 740,466 607,923	- - -	44,310 74,400 66,768	97,046 85,127 179,092	2,679,009 2,573,993 2,356,063
Eugene Lei Chief Financial Officer	2025 2024 2023	573,681 551,616 530,400	731,443 661,939 636,480	243,814 220,646 212,160	664,494 658,795 586,675	- - -	138,981 132,222 108,961	118,675 103,501 141,406	2,471,088 2,328,719 2,216,082
Patrick Donnelly Senior Vice President, Legal and Organizational Effectiveness	2025 2024 2023	501,660 487,048 463,855	564,367 547,929 521,883	188,122 182,643 173,961	478,583 479,256 389,314	- - -	91,935 122,673 54,180	92,458 84,863 104,737	1,917,125 1,904,412 1,707,930
Javier Del Rio Senior Vice President, US Business Unit(5)	2025 2024 2023	606,683 558,917 537,420	565,464 479,373 462,914	188,488 159,791 154,305	468,480 445,010 391,457	- - -	14,385 13,455 12,870	156,358 523,315(6) 144,308	1,999,857 2,179,861 1,703,274

1. Share-based awards represent RSUs and PSUs granted in each year. PSUs are subject to a multiplier based on future performance as discussed under "Long Term Incentive Plan (LTIP)".

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 under such plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2025, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,500 and the total ending balance as at December 31, 2025 was US$182,771.

3. Only Mr. Lauzon received perquisites in the 2023, 2024 or 2025 years that in the aggregate amounted to greater than $50,000 in any such period. Such perquisites were provided to Mr. Lauzon in connection with his 2022 appointment to Chief Operating Officer, and relocation resulting from such appointment. Mr. Lauzon received the following perquisites during 2023, which totaled approximately $70,760: relocation payments and relocation costs, expat allowances and housing allowances.

4. In addition to perquisites, amounts in this column include but are not limited to vacation pay, company contributions under our Employee Share Purchase Plan, and the payment of dividend equivalents on share units held by the NEOs.

5. For purposes of the table above, Mr. Del Rio's base salary and annual incentive plan awards have been converted into Canadian dollars at an exchange rate of $1.37 per US$1.00 for the 2025 year and at an exchange rate of $1.30 per US$1.00 for the 2024 and 2023 years.

6. Includes a special payment made to Mr. Del Rio of approximately $421,713, which was made in the form of a top-up reimbursement payment pursuant to Mr. Del Rio's employment agreement. This top-up reimbursement payment was triggered due to duplicate tax being levied on Mr. Del Rio's income in the United States and Peru.

72 | 2026 HUDBAY MINERALS INC.

  Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2025.

Outstanding Option-based Awards and Share-based Awards

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1) (6)	Number of shares or units of shares that have not vested (#)(2)(5)	Market or payout value of share-based awards that have not vested ($)(1)(5)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Kukielski(4)	21-Feb-2025	128,754	10.78	21-Feb-2032	2,120,578	115,344 PSUs + 57,672 RSUs 173,016 SUs	4,714,686	-
	27-Feb-2024	154,656	7.50	27-Feb-2031	3,054,456	173,557 PSUs + 57,852 RSUs 231,409 SUs	6,305,895	-
	28-Feb-2023	156,715	6.75	28-Feb-2030	3,212,658	186,694 PSUs + 93,348 RSUs 280,041 SUs	7,631,117	-
	28-Feb-2022	106,271	9.92	28-Feb-2029	1,841,676	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2021	94,152	10.42	25-Feb-2028	1,584,578	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2020	92,306	3.76	25-Feb-2027	2,168,268	Nil PSUs + Nil RSUs Nil SUs	Nil	-
Andre Lauzon	21-Feb-2025	51,331	10.78	21-Feb-2032	845,422	45,985 PSUs +22,993 RSUs 68,978 SUs	1,879,637	-
	27-Feb-2024	64,112	7.50	27-Feb-2031	1,266,212	71,948 PSUs + 23,982 RSUs 95,930 SUs	2,614,093	-
	28-Feb-2023	60,633	6.75	28-Feb-2030	1,242,977	72,232 PSUs + 36,116 RSUs 108,348 SUs	2,952,483	-
	28-Feb-2022	39,964	9.92	28-Feb-2029	692,576	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2021	14,791	10.42	25-Feb-2028	248,933	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2020	45,358	3.76	25-Feb-2027	1,065,459	Nil PSUs + Nil RSUs Nil SUs	Nil	-

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Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1) (6)	Number of shares or units of shares that have not vested (#)(2)(5)	Market or payout value of share-based awards that have not vested ($)(1)(5)	Market or payout value of vested share-based awards not paid out or distributed ($)
Eugene Lei	21-Feb-2025	45,235	10.78	21-Feb-2032	745,020	40,523 PSUs + 20,262 RSUs 60,785 SUs	1,656,378	-
	27-Feb-2024	53,685	7.50	27-Feb-2031	1,060,279	60,246 PSUs + 20,082 RSUs 80,328 SUs	2,188,938	-
	28-Feb-2023	54,400	6.75	28-Feb-2030	1,115,200	64,806 PSUs + 32,403 RSUs 97,209 SUs	2,648,945	-
	28-Feb-2022	33,416	9.92	28-Feb-2029	579,099	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2021	29,321	10.42	25-Feb-2028	493,472	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2020	74,739	3.76	25-Feb-2027	1,755,619	Nil PSUs + Nil RSUs Nil SUs	Nil	-
Patrick Donnelly	21-Feb-2025	34,902	10.78	21-Feb-2032	574,836	31,267 PSUs + 15,634 RSUs 46,901 SUs	1,278,039	-
	27-Feb-2024	44,439	7.50	27-Feb-2031	877,670	49,870 PSUs + 16,623 RSUs 66,493 SUs	1,811,934	-
	28-Feb-2023	44,605	6.75	28-Feb-2030	914,403	53,138 PSUs + 26,569 RSUs 79,707 SUs	2,172,016	-
	28-Feb-2022	24,671	9.92	28-Feb-2029	427,548	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2021	21,857	10.42	25-Feb-2028	367,853	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2020	42,858	3.76	25-Feb-2027	1,006,734	Nil PSUs + Nil RSUs Nil SUs	Nil	-
Javier Del Rio	21-Feb-2025	34,970	10.78	21-Feb-2032	575,956	31,327 PSUs + 15,664 RSUs 46,991 SUs	1,280,491	-
	27-Feb-2024	25,920	7.50	27-Feb-2031	511,956	43,631 PSUs + 14,543 RSUs 58,174 SUs	1,585,242	-
	28-Feb-2023	13,189	6.75	28-Feb-2030	270,375	47,134 PSUs + 23,567 RSUs 70,701 SUs	1,926,602	-
	28-Feb-2022	Nil	9.92	28-Feb-2029	Nil	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2021	Nil	10.42	25-Feb-2028	Nil	Nil PSUs + Nil RSUs Nil SUs	Nil	-
	25-Feb-2020	Nil	3.76	25-Feb-2027	Nil	Nil PSUs + Nil RSUs Nil SUs	Nil	-

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $27.25 on December 31, 2025, being the final trading day of 2025.

2. Reflects the number of PSUs and RSUs that had not vested as of December 31, 2025. The actual number of PSUs that vest on the applicable entitlement date may be greater or less than the number presented in this table based on the multiplier effect described in this CD&A. "SUs" refer to share units, being the sum of PSUs and RSUs.

3. Excludes options which have been exercised as of December 31, 2025.

4. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

5. With respect to the awards granted on February 25, 2020, February 25, 2021 and February 28, 2022, respectively, the PSUs and RSUs vested on February 25, 2023, February 25, 2024 and February 28, 2025, respectively, and as a result, there were no applicable PSUs or RSUs that had not vested as of December 31, 2025. With respect to the award granted on February 28, 2023, the PSUs and RSUs cliff vested after three years on February 28, 2026, but, for the purposes of the table above, had not yet vested as of December 31, 2025. Similarly, one-third of the RSUs awarded on February 27, 2024 and February 21, 2025 vested on February 27, 2026 and February 21, 2026, respectively, but, for the purposes of the table above, had not yet vested as of December 31, 2025.

6. Includes the value of all unexercised in-the-money options that have not yet vested as of December 31, 2025 in accordance with their terms.

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  Incentive Plan Awards Vested, Earned or Realized in 2025

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2025.

Name	Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year(4) ($)	Value vested and value earned during the year ($)
	Total Share- Based Awards(1)	Options(2)(3)
Peter Kukielski	2,161,007	334,437	1,615,294	4,110,727
Andre Lauzon	824,230	133,079	749,952	1,707,260
Eugene Lei	689,348	115,686	664,494	1,469,529
Patrick Donnelly	518,282	94,914	478,583	1,091,778
Javier Del Rio	1,137,383	68,293	468,480	1,674,157

1. Represents the aggregate of (A) the PSUs and RSUs vested on February 28, 2025 pursuant to the award granted on February 28, 2022 and (B) the one-third of the RSUs vested on February 27, 2025 pursuant to the award granted on February 27, 2024. Calculation for part (A) is based on the 5-day average closing price of Hudbay Shares on the Toronto Stock Exchange of $10.28 for the five trading day period ended February 27, 2025, being the final trading day prior to the vesting date. Calculation for part (B) is based on the 5-day average closing price of Hudbay Shares on the Toronto Stock Exchange of $10.40 for the five trading day period ended February 26, 2025, being the final trading day prior to the vesting date.

2. The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of Hudbay Shares on the Toronto Stock Exchange on the vesting date and the exercise price. The vesting date for one-third of the 2022 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 28, 2025, where the closing price was $10.27 and the exercise price was $9.92. Therefore, there was value vested with respect to the 2022 options in 2025 in the amount of $0.35 per vested option. The vesting date for one-third of the 2023 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 28, 2025, where the closing price was $10.27 and the exercise price was $6.75. Therefore, there was value vested with respect to the 2023 options in 2025 in the amount of $3.52 per vested option. The vesting date for one-third of the 2024 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 27, 2025, where the closing price was $10.18 and the exercise price was $7.50. Therefore, there was value vested with respect to the 2024 options in 2025 in the amount of $2.68 per vested option.

3. Separate from the value that would have been realized if the options that vested in 2025 had been exercised on their vesting date (which amount is disclosed in this column), Mr. Del Rio realized approximately $143,078 as a result of option exercises in 2025. None of Mr. Kukielski, Mr. Lauzon, Mr. Lei or Mr. Donnelly exercised any options in 2025.

4. Represents the annual STIP awarded in February 2026 in respect of 2025.

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  Pension Plan Benefits: Defined Benefit Plan

Name(1)	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)(2)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski	-	-	-	-	-	-	-
Andre Lauzon	-	-	-	-	-	-	-
Eugene Lei	13.30	140,255	323,428	1,636,207	126,682	(46,909)	1,715,980
Patrick Donnelly	17.11	157,302	260,449	1,924,917	91,935	796	2,017,648
Javier Del Rio	7.15	35,668	35,668	493,864	-	19,226	513,090

1. The Company's defined benefit plan was previously closed to new entrants. As such, Messrs. Kukielski and Lauzon participate in the Company's defined contribution plan, as described below.

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 and his compensatory change is therefore nil.

  Defined Contribution Plans(1)(2)(3)

Name	Accumulated value at start of year ($)	Compensatory change in value ($)	Non-Compensatory change in value ($)	Accumulated value at year end ($)
Peter Kukielski	536,073	91,893	96,884	724,851
Andre Lauzon	283,629	44,310	35,123	363,062
Eugene Lei	137,405	12,299	2,672	152,376
Patrick Donnelly	-	-	-	-
Javier Del Rio	-	-	-	-

1. Messrs. Donnelly and Del Rio do not participate in the Company's defined contribution plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2025, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,500 and the total ending balance as at December 31, 2025 was US$182,771.

2. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan - see "Summary of Elements of Executive Compensation - Retirement Benefits." The amounts included for Mr. Lei represent the compensatory change in value in respect of the amount of his annual incentive bonus that he has elected to receive as a supplementary pension credit.

3. For Messrs. Kukielski and Lauzon, this represents their pension benefits under the defined contribution plan, known as the MPP, including top-up amounts credited to a supplemental plan in respect of employer contributions that exceed the statutory maximum. See "Summary of Elements of Executive Compensation - Retirement Benefits".

  RETIREMENT BENEFITS

Messrs. Lei, Donnelly and Del Rio participate in our defined benefit pension plan, although Mr. Del Rio ceased accruing pensionable service in 2017 due to the foreign service limits prescribed by the provisions of our defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017. Our defined benefit pension plan was closed to new participants in 2015.

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The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

Messrs. Kukielski and Lauzon participate in our Money Purchase Plan ("MPP"), a defined contribution pension plan. Under the MPP, they receive an annual employer contribution equal to 12% of their base salaries. The MPP does not permit voluntary contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2025, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$10,500 and the total ending balance as at December 31, 2025 was US$182,771.

  Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive, pension and benefit plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Mr. Kukielski is subject to a non-compete provision, which requires that, for six months following his voluntary or involuntary departure from the Company, he will not serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the Company carries on business.

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  Termination Entitlements: CEO

Payment/Benefit	CEO's Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment)
Vesting of equity awards	All unvested RSUs and PSUs shall become immediately vested and any previously vested options shall remain exercisable for 60 days.

  Termination Entitlements: Non-CEO NEOs

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination.
Lump sum payment (base salary)	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period.
Vesting of equity awards	All unvested RSUs, PSUs and options shall become immediately vested and any vested options shall remain exercisable for 60 days.

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  Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2025 assuming termination without cause on that date:

Name	Prorated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)(2)	Total ($)
Peter Kukielski(3)	1,257,030	2,095,050	3,036,399	312,882	32,633,913	39,335,274
Andre Lauzon	585,900	1,302,000	1,348,389	224,777	12,807,791	16,268,857
Eugene Lei	516,313	1,147,361	1,245,470	253,542	12,242,951	15,405,637
Patrick Donnelly	376,245	1,003,320	868,570	305,259	9,431,033	11,984,697
Javier Del Rio	364,010	1,213,365	836,467	200,543	6,150,585	8,764,970

1. This represents the aggregate market value as of December 31, 2025 of (a) the share unit (RSU and PSU) awards and (b) the "in the money" value of all applicable unexercised options, in each case, granted in 2020, 2021, 2022, 2023, 2024 and 2025, as applicable, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $27.25 on December 31, 2025, being the final trading day of 2025. For further information, see "Executive Compensation Tables - Incentive Plan Awards" above.

2. Assumes that all of the outstanding PSUs will vest at 100% target.

3. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

  Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity-based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

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DIRECTOR COMPENSATION

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

  2025 Director Compensation

The fees payable to our directors in respect of 2025 are shown in the table below:

Pay Component	Component	2025 Compensation
Director Fees	Annual Cash Retainer Annual Equity Retainer	$95,000 $116,000
Board Chair Fees	Annual Cash Retainer Annual Equity Retainer	$180,000 $180,000
Committee Chair Retainers	Audit Compensation & HR Corporate Governance Technical EHSS	$30,000 $20,000 $15,000 $25,000 $15,000

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and other fees payable to them in DSUs.

  2026 Changes to Directors Compensation

In 2025, the Committee completed a review of our director compensation program. At the Committee's direction, Hugessen reviewed our Directors' compensation against that of the peer group, which is the same peer group used for executive compensation benchmarking (see "Executive Compensation Overview - Compensation Peer Group"). Hugessen's benchmarking indicated that Hudbay's combined cash and equity retainers for Directors were well below the market median. In order to position the Directors' compensation competitively against the peer group median, the Committee recommended to the Board, and the Board approved, an increase in the non-Chair Directors' annual cash retainers from $95,000 to $115,000 and their annual equity retainers from $116,000 to $140,000. The Board Chair's cash and equity retainers were also increased from $180,000 to $195,000. In addition, after reviewing the competitive positioning of the additional cash retainers paid to Committee Chairs, the Board, on the Committee's recommendation, increased each Committee Chair retainer by $5,000. These changes took effect January 1, 2026.

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  Director Compensation Table

The following table sets out the compensation paid to each of our non-executive Directors in respect of the year ended December 31, 2025.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
John E. F. Armstrong(4)	58,201	71,066	9	129,276
Carol T. Banducci(5)	36,799	44,934	2,218	83,951
Igor A. Gonzales(5)	42,610	44,934	1,545	89,089
Jeane L. Hull	84,000	152,000	536	236,536
Carin S. Knickel	110,000	116,000	5,360	221,360
George E. Lafond	26,047	194,142	1,289	221,478
Stephen A. Lang	80,000	131,000	3,430	214,430
Colin Osborne	115,000	116,000	4,040	235,040
Paula C. Rogers	125,000	116,000	425	241,425
David S. Smith	180,000	180,000	1,958	361,958
Laura Tyler(6)	31,588	38,570	-	70,158

1. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

2. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

3. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 19, 2025 and September 19, 2025.

4. Mr. Armstrong was elected as a Director of the Company effective as of May 20, 2025.

5. Ms. Banducci and Mr. Gonzales ceased to be Directors of the Company effective as of May 20, 2025.

6. Ms. Tyler was appointed as a Director of the Company effective as of September 1, 2025.

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  Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(1)
John E. F. Armstrong(2)	-	71,066
Carol T. Banducci(3)	-	44,934
Igor A. Gonzales(3)	-	44,934
Jeane L. Hull	-	152,000
Carin S. Knickel	-	116,000
George E. Lafond	-	194,142
Stephen A. Lang	-	131,000
Colin Osborne	-	116,000
Paula C. Rogers	-	116,000
David S. Smith	-	180,000
Laura Tyler(4)	-	38,570

1. Represents the amount of DSUs granted to each director in respect of 2025 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

2. Mr. Armstrong was elected as a Director of the Company effective as of May 20, 2025.

3. Ms. Banducci and Mr. Gonzales ceased to be Directors of the Company effective as of May 20, 2025.

4. Ms. Tyler was appointed as a Director of the Company effective as of September 1, 2025.

  Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2025.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
John E. F. Armstrong	-	-	-	-	-	-	-	-	83,864(2)
Carol T. Banducci	-	-	-	-	-	-	-	-	- (3)
Igor A. Gonzales	-	-	-	-	-	-	-	-	- (4)
Jeane L. Hull	-	-	-	-	-	-	-	-	899,883
Carin S. Knickel	-	-	-	-	-	-	-	-	7,439,490
George E. Lafond	-	-	-	-	-	-	-	-	1,972,762
Stephen A. Lang	-	-	-	-	-	-	-	-	4,828,065
Colin Osborne	-	-	-	-	-	-	-	-	5,638,243
Paula C. Rogers	-	-	-	-	-	-	-	-	709,438
David S. Smith	-	-	-	-	-	-	-	-	2,869,790
Laura Tyler	-	-	-	-	-	-	-	-	36,814(5)

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $27.25 on December 31, 2025, being the final trading day of 2025.

2. Mr. Armstrong was elected as a Director of the Company effective as of May 20, 2025.

3. Ms. Banducci ceased to be a director on May 20, 2025.  After her departure, but prior to December 31, 2025, Ms. Banducci redeemed in full all DSUs previously awarded to her during her tenure. As a result, Ms. Banducci did not hold any vested share-based units as of December 31, 2025.

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4. Mr. Gonzales ceased to be a director on May 20, 2025. After his departure, but prior to December 31, 2025, Mr. Gonzales redeemed in full all DSUs previously awarded to him during his tenure. As a result, Mr. Gonzales did not hold any vested share-based units as of December 31, 2025.

5. Ms. Tyler was appointed as a Director of the Company effective as of September 1, 2025.

EQUITY COMPENSATION GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant.

Directors are expected to achieve this level of ownership within five years from the date they become directors and, when there is an increase to the annual retainer (as was the case effective January 1, 2026), directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase.

The Directors' progress in meeting our equity ownership guidelines as at March 30, 2026 is shown in the table below. As Mr. Lang is not standing for re-election, we have removed him from the chart below.

Name	Value of Equity Required ($)(1)	Total Equity Ownership(2) ($)	Percentage of Equity Requirement Reached	In Compliance with Guidelines?	Effective Time for Required Compliance(3)
John E. F. Armstrong(4)	765,000	71,106	9%	No	2030
Jeane L. Hull(4)	765,000	377,171	49%	No	2028
Carin S. Knickel	765,000	2,053,242	268%	Yes	-
George E. Lafond(4)	765,000	674,316	88%	No	2028
Colin Osborne	765,000	1,608,578	210%	Yes	-
Paula C. Rogers(4)	765,000	394,835	52%	No	2028
David S. Smith	1,170,000	996,336	85%	No	2028
Laura Tyler(4)	765,000	38,584	5%	No	2030

1. Takes into account the increase in the directors' annual retainers effective in 2026. See "2026 Changes to Directors Compensation".

2. Includes the grant date value of DSUs held and the acquisition value of common shares held.

3. Due to the increase in the Board's cash and equity retainers as described herein, all Board members have a period of two additional years from the date of the increase to reach the new required value of equity.

4. Mr. Lafond joined the Board in 2022, Ms. Hull and Ms. Rogers each joined the Board in 2023 and Mr. Armstrong and Ms. Tyler each joined the Board in 2025. In light of such appointment dates and after giving effect to the two year period each director has to achieve the increased minimum equity ownership requirements following the increase to the annual retainer, such directors have until 2028 (in the case of Mr. Lafond, Ms. Hull and Ms. Rogers) and 2030 (in the case of Mr. Armstrong and Ms. Tyler) to  comply with the applicable equity ownership requirements. In addition, in light of the increase to the annual retainer, Mr. Smith has until January 1, 2028 to comply with the applicable equity ownership requirements.

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EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	6,078,005	8.44	3,750,283
Equity compensation plans not approved by securityholders	-	-	-
Total	6,078,005	8.44	3,750,283

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares and that all PSUs will vest at 100% target.

3. Reflects the weighted average exercise price of the 2,710,414 options that were outstanding as at December 31, 2025.

The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2025	2024	2023
Share Option Plan	0.21%	0.24%	0.26%
LTEP	0.33%	0.42%	0.47%

1. The annual burn rate in respect of each equity compensation plan is calculated according to Section 613(d) of the TSX Company Manual. The number of securities granted under the LTEP plan in the years ended December 31, 2025, 2024 and 2023 and used in the annual burn rate calculation could increase in the future as a result of the multiplier effect on the Performance Share Units granted thereunder. See "Long-Term Incentive Plan (LTIP)".

If all of the 6,078,005 share units and options outstanding under our LTEP and Share Option Plan, respectively, as at December 31, 2025 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.53% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since the beginning of the Company's last financial year; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2025 or as at the date hereof.  Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2025, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.  "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the CBCA.  The annual premium for such insurance is US$1,027,146.  The policy provides an annual aggregate coverage limit of US$100 million in the policy year.

In accordance with the provisions of the CBCA, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

● the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

● in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5,000,000.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2025, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Our shareholders may also request copies of these documents from our Corporate Secretary by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

David S. Smith, Chair

April 6, 2026

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SCHEDULE "A"

HUDBAY MINERALS INC.

(the "Company")

CORPORATE GOVERNANCE GUIDELINES

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.  These guidelines are intended to provide a flexible framework within which the Board of Directors may carry out these functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation and regulatory requirements.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company and to perform their duties of care and loyalty.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.  The Board of Directors will annually assess, after consideration of any advice or input of the Corporate Governance and Nominating Committee, the appropriate number of directors.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

● relevant skills and expertise that enable each director to make a meaningful contribution to the Board of Directors and to the Company in the context of the Company's business and strategy and the Board's oversight role,

● judgment and character,

● diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and

● the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee maintains a Board of Directors' skills matrix and will review the skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.  The Corporate Governance and Nominating Committee also will be responsible for assessing from time to time, and shall conduct inquiries in that regard on no less than an annual basis, the independence of each member of the Board of Directors, and shall make recommendations to the Board of Directors in respect of the constitution of the Board of Directors and its committees resulting therefrom.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

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Committee Membership

Directors are expected to sit on committees of the Board of Directors.  Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

● Conduct an annual self-evaluation; and

● Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charter may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hours notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee, respectively. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee, respectively.

Each director and each member of a committee is free to raise, at any meeting of the Board of Directors or a committee, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed, and should be distributed sufficiently in advance, for the directors and members of the committee, respectively, to engage in informed discussion and make an informed judgment.

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To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee from time to time.  In discharging this duty, the Compensation and Human Resources Committee shall endeavor to adhere to the following principles: compensation should fairly pay non-employee directors for work required in a company of the Company's size and scope; compensation should align such directors' interests with the long-term interests of the Company's shareholders; and the structure of non-employee director compensation should be simple, transparent and easy for shareholders to understand.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.  Each director is expected to review meeting materials in advance of the meeting.

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Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics and other applicable policies and procedures.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Succession Planning.  The Board of Directors should conduct an annual review of management succession planning.  The entire Board of Directors will work with the Compensation and Human Resources Committee to nominate and evaluate potential successors to the Chief Executive Officer.  The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

Review of Related Party Transactions

The Corporate Governance and Nominating Committee shall review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the Corporate Governance and Nominating Committee, the Board of Directors shall review, and, if appropriate, approve or ratify, such related party transactions. For purposes of these guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

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For purposes of these guidelines, a "related party" is any person who is, or at any time since the beginning of the Company's last fiscal year was, an executive officer or director (including in each case nominees for director), any shareholder owning in excess of five percent of the Company's outstanding common shares, or an immediate family member (as defined in the Categorical Standards for Determining Independence of Directors) of an executive officer, director, nominee for director, or five percent shareholder.

Disclosure

These guidelines shall be made available on the Company's website.

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SCHEDULE "1"

HUDBAY MINERALS INC.

(the "Company")

BOARD OF DIRECTORS CHARTER

Purpose

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

● Satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company.

● Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.

● Review the principal risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

● Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

● Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

● Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.

● Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

● Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

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Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix "A" to this Circular.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

Flexible Framework

This Charter is a broad policy statement and is intended to be part of the Board of Directors' flexible governance framework. While this Charter should comply with all applicable law and the Company's articles and by-laws, this mandate does not create any legally binding obligations on, the Board of Directors, any committee of the Board of Directors, any director or the Company.

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APPENDIX "A"

HUDBAY MINERALS INC.

(the "Company")

CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company.

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3.

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit.

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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SCHEDULE "B"

HUDBAY MINERALS INC.

(the "Company")

LONG TERM EQUITY PLAN ("LTEP")

LONG-TERM EQUITY PLAN ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP.  For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term / Entitlement Date	Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.
Market Price	The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.
Settlement	Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.
The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.
Insider Participation Limit	The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.
Resignation and Termination	The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.
Change of Control	If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.
In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

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Provision	Description
Amendment Procedure	The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:
(a) amendments of a housekeeping nature;
(b) an addition or a change to the vesting provisions of the LTEP;
(c) a change to the termination provisions of a share unit or the LTEP;
(d) amendments to reflect changes to applicable securities laws; and
(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.
All other amendments require shareholder approval.
Dividends	Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.
Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan.  For additional detail, please refer to the full text of the plan, which can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term/ Vesting	The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.
In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:
● Options shall expire after a period of five years.
● 1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years
● if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.
Market Price	The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

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Provision	Description
Cashless Exercise	The Company may permit an Optionee to elect to pay the Option Price by authorizing a third-party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.
Insider Participation Limit	The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.
Termination and Retirement	The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.
Change of Control	If the Board determines a change of control is imminent, the Company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.
Amendment Procedure	Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a)  amending typographical, clerical and grammatical errors;
(b)  reflecting changes to applicable securities laws;
(c)  changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;
(d)  including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and
(e)  ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.
Assignment	Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

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SCHEDULE "C"

VIRTUAL AGM USER GUIDE 2026

If you do not have a control number, you will not be able to participate, vote or ask questions at the Meeting. You may listen only as a Guest.

To obtain a control number, you must appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, using the instructions set out in the management information circular.

Attending the Meeting:

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask the board questions and submit your votes in real time.

By participating online, registered shareholders, non-registered shareholders and guests will be able to listen to a live audio cast of the meeting. Registered shareholders and non-registered shareholders with a registered control number may also ask questions online.

If you have voting rights, select "Login" and enter your Control Number provided on your form of proxy or voting information form ("VIF").

Go to: https://meetings.lumiconnect.com/400-690-725-785

Meeting ID: 400-690-725-785

Password: hudbay2026 (case sensitive)

Guests

If you do not have voting rights, select "I am a Guest" and fill in the form.

Registered shareholders with voting rights

If you were a registered shareholder on the record date, you may vote online by clicking on 'I have a Control Number' and entering your twelve digit TSX Control Number on your Form of Proxy and the password hudbay2026 (case sensitive).

Non-registered shareholders with voting rights

If you are a non-registered shareholder (being a shareholder who holds their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) you should carefully follow the instructions set out on your VIF and in the management information circular to appoint and register yourself as proxy.

You will not be recognized at the Meeting for the purpose of voting shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Participating at the Meeting:

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the audio webcast.

Navigation

If you would like to watch the audio webcast press the broadcast icon. If viewing on a computer, the audio webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show that your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the Questions icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

For assistance, please send an email to support-ca@lumiglobal.com.

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